Exhibit 99.2

KINROSS GOLD CORPORATION

NOTICE OF THE 2008 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2008 Annual and Special Meeting of Shareholders (the “Meeting”) of Kinross Gold Corporation (the “Company”) will be held at  Design Exchange, 234 Bay Street, Toronto, Ontario, M5K 1B2 on May 7, 2008 at 10:30 a.m. (Toronto time), for the following purposes:

(a)                  to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the report of the auditors thereon;

(b)                 to elect directors of the Company for the ensuing year;

(c)                  to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)                 to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the share incentive plan of the Company to increase the number of common shares reserved for issuance thereunder from 12,833,333 to 22,833,333 and amend the amendment provisions of the share incentive plan of the Company, as more fully described in the attached Management Information Circular;

(e)                  to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the restricted share plan of the Company to increase the number of common shares reserved for issuance thereunder from 4,000,000 to 8,000,000 and amend the amendment provisions of the restricted share plan of the Company, as more fully described in the attached Management Information Circular; and

(f)                    to transact such other business as may properly come before the Meeting or any adjournment thereof.

This Notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has passed a resolution to fix the close of business on March 18, 2008 as the record date for the determination of the registered holders of common shares that will be entitled to notice of the Meeting and any adjournment of the Meeting.  Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10:30 a.m. (Toronto time) on May 5, 2008 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment of the Meeting).

DATED at Toronto, Ontario this 26th day of March, 2008.

By Order of the Board of Directors

“Shelley M. Riley”
Shelley M. Riley
Vice President, Administration and
Corporate Secretary

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Q & A ON VOTING RIGHTS AND SOLICITATION OF PROXIES

This management information circular (“Circular”) is dated March 26, 2008 and, unless otherwise stated, the information in this Circular is as of March 26, 2008.

What is this document?

This Circular is a management information circular sent to shareholders in advance of the annual and special meeting of the shareholders (“Meeting”) as set out in the Notice of the 2008 Annual and Special Meeting of Shareholders (“Notice of Meeting”). The Circular provides additional information respecting the business of the Meeting, Kinross Gold Corporation (“Kinross” or the “Company”) and its directors (each a “Director” and, collectively the “Directors” or the “Board”) and senior executive officers.  All dollar amounts referenced in this Circular, unless indicated otherwise, are expressed in Canadian Dollars and U.S. Dollars are referenced as US$.  References in this Circular to the Meeting include any adjournment or adjournments that may occur.  A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the management of the Company. Costs associated with the solicitation will be borne by the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid.  In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to solicit proxies for the Company for a fee of approximately $40,000.

Who is eligible to vote?

Holders of common shares of the Company (“Common Shares”) at the close of business on March 18, 2008 (the “Record Date”) and their duly appointed representatives.

How do I vote?

If you are a registered shareholder, you may vote your shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as a proxyholder and vote your shares at the Meeting.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”.

How do I vote my shares in person?

If you are a registered shareholder and plan to attend the Meeting on May 7, 2008, and wish to vote your shares in person, do not complete the enclosed form of proxy as your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting. If your shares are held in an account with a nominee, please see the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”.

How do I know if I am a “registered” shareholder or a “beneficial owner”?

A holder of Common Shares may own such shares in one or both of the following ways:

1.               If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by Kinross through the Transfer Agent.

2.               If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “beneficial” shareholder and he or she will not have a physical share certificate.  Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot.  Because a registered shareholder is known to Kinross and its Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once.  Only the registered shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

Most shareholders are “beneficial owners” who are non-registered shareholders.  Their Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depositary Services Inc.).  Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the meeting?

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Common Shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to John E. Oliver or Shelley M. Riley (the “Named Proxyholders”) to vote your shares at the Meeting in accordance with your instructions. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10:30 a.m. (Toronto time) on May 5, 2008, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of any adjourned Meeting.

If I change my mind, can I take back my proxy once I have given it?

A shareholder who has voted by proxy may revoke it any time prior to its use.  To revoke a proxy, a registered shareholder may deliver a written notice to the registered office of the Company at 40 King Street West, Suite 5200, Toronto, Ontario, M5H 3Y2, Fax (416) 365-0237; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:30 a.m. (Toronto time) on the last business day before the Meeting or any adjournment of the Meeting.  A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered shareholder by delivering written notice to the chair of the Meeting.  In addition, the proxy may be revoked by any other method permitted by applicable law.  The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization.  If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such shares will be voted:

•                  FOR the election as Directors of the Company of the proposed nominees set forth in this Circular

•                  FOR the appointment of KPMG LLP as auditors and authorization of the Directors to fix their remuneration

•                  FOR the amendments to the Share Incentive Plan

•                  FOR the amendments to the Restricted Share Plan

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment.  At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many shares are entitled to vote?

As of March 26, 2008, there were 614,817,514 Common Shares outstanding, each share carrying the right to one vote per Common Share.

Who are the principal shareholders of the Company?

Based on a report filed on February 8, 2008, Fidelity Management and Research Company, Pyramis Global Advisors LLC and Fidelity International Limited collectively owned, as of January 31, 2008, 66,561,592 Common Shares and warrants representing approximately 11.03% of the outstanding Common Shares.

Subject to the foregoing, to the knowledge of the Directors and executive officers of the Company, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

Only registered holders of Common Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting.  If your Common Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold unless you have instructed the nominee otherwise. The purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own.  Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Kinross shares will be voted. If you are a non-registered shareholder and wish to:

•                                          vote in person at the Meeting; or

•                                          change voting instructions given to your nominee; or

•                                          revoke voting instructions given to your nominee and vote in person at the Meeting;

follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc, by (i) telephone at 1 (866) 851-2468, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1 (866) 545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 36, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting shareholders of the Company will be asked to consider and, as required, vote on the following five matters:

(a)   Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the report of the auditors on the financial statements will be received.

(b)   Election of Directors

The Board is currently comprised of eleven Directors.  Mr. Cole E. McFarland will be retiring from the Board prior to the Meeting and upon his retirement the size of the Board will be reduced to ten Directors.  The Human Resources, Compensation and Nominating Committee is in the process of searching for a potential candidate for Director to recommend to the Board for appointment to the Board later this year.

At the Meeting, the shareholders will be asked to elect ten Directors in accordance with the Company’s majority voting policy (see “Corporate Governance - Majority Voting for Directors” on page 38).  All Directors so elected will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.  The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of Directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the Named Proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Details respecting the nominees for election as directors are set out under “Nominees for Election as Directors”.

(c)   Appointment of Auditors

The shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company to hold office until the close of the next annual meeting of the Company.  It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board.

For fiscal years ended December 31, 2007 and December 31, 2006, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees	2007 ($)	% of Total Fees	2006 ($)	% of Total Fees
Audit Fees:
Kinross – general	2,352,600	54.0	1,860,000	67.6
Kinross – securities matters	—	0.0	203,984	7.4
Total Audit Fees	2,352,600	54.0	2,063,984	75.0
Audit – Related Fees:
Translation services	115,000	2.6	107,336	3.9
Due Diligence	80,000	1.8	258,384	9.4
Total Audit – Related Fees	195,000	4.4	365,720	13.3
Tax Fees:
Compliance	119,316	2.7	—	0.0
Planning and advice	—	0.0	103,276	3.8
Total Tax Fees	119,316	2.7	103,276	3.8
All Other Fees:	1,698,889	38.9	219,394	8.0
Total Fees	4,365,805	100.0	2,752,375	100.0

(1)               For a description of these fees, see the Company’s Annual Information Forms for the fiscal years ended December 31, 2006 and December 31, 2007.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company at a remuneration to be fixed by the Board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

(d)   Amendments to the Share Incentive Plan

The Share Incentive Plan consists of the Share Purchase Plan and Stock Option Plan.  At the Meeting, shareholders will be asked to approve the following amendments to the Share Incentive Plan.

(i)    Increase of the Number of Common Shares Issuable under the Share Incentive Plan

At the Meeting, shareholders will be asked to approve an amendment to the Share Incentive Plan to increase the number of Common Shares reserved for issuance under the plan. Currently, the maximum number of Common Shares reserved for issuance under the Share Incentive Plan is 12,833,333, representing approximately 2% of the number of outstanding Common Shares, of which 3,666,666 Common Shares are allocated to the Share Purchase Plan and 9,166,667 Common Shares are allocated to the Stock Option Plan.

An aggregate of 6,381,773 Common Shares have been issued pursuant to the Share Incentive Plan.  The aggregate number of Common Shares issued under the plan is divided between Common Shares issued under the Share Purchase Plan and Common Shares issued under the Stock Option Plan as follows: 2,636,519 Common Shares have been issued pursuant to the Share Purchase Plan; and 3,745,254 Common Shares had been issued upon the exercise of stock options (“Options”) granted under the Stock Option Plan. Accordingly, an aggregate of 6,451,560 Common Shares (representing approximately 1.0% of the number of outstanding Common Shares) remain available for issuance pursuant to the Share Incentive Plan, of which 1,031,157 Common Shares are available for issuance under the Share Purchase Plan and 5,421,413 Common Shares are available for issuance upon the exercise of Options. A total of 4,230,509 Options are outstanding under the Stock Option Plan.

Management and the Board believe it is important for the Company to have a sufficient number of Common Shares available for issuance under the Share Incentive Plan to attract, retain and motivate Kinross employees.  Therefore, on March 26, 2008, the Board approved an amendment to the Share Incentive Plan to increase the maximum number of Common Shares reserved for issuance under the Share Incentive Plan from 12,833,333 Common Shares to 22,833,333 Common Shares, being an actual increase of 10,000,000 Common Shares.  Of the 10,000,000 additional Common Shares proposed to be reserved under the Share Incentive Plan, 8,000,000 would be allocated to the Stock Option Plan and 2,000,000 would be allocated to the Share Purchase Plan.  If the proposed amendments to the Share Incentive Plan are approved, the total number of Common Shares reserved for the plan, minus Common Shares already issued thereunder, will be 16,451,560 Common Shares, representing approximately 2.7% of the number of outstanding Common Shares.

(ii)   Revise the Amendment Provisions of the Share Incentive Plan

The Toronto Stock Exchange (“TSX”) stated that effective June 30, 2007 it would no longer permit amendments to be made by issuers to their equity compensation plans unless shareholders approve revised amendment provisions that specify the circumstances in which shareholder approval is or is not required for an amendment.  In response to the TSX statement, shareholders will be asked at the Meeting to approve revisions to the amendment provisions of the Share Incentive Plan to specify which amendments require shareholder approval. The Board believes that, except with respect to certain material changes to the Share Incentive Plan, it is important for the Board, through the Human Resources, Compensation and Nominating Committee (“HRCNC”), to have the flexibility to make changes to the Share Incentive Plan without shareholder approval.  If the amendments are approved by shareholders at the Meeting, shareholder approval shall be required for any amendment that: (i) increases the number of Common Shares reserved for issuance under the plan, except in connection with a change of control or pursuant to the provisions in the plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital, (ii) reduces the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry date for the purpose of reissuing an Option to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option) except for the purpose of maintaining Option value in connection with a change of control or pursuant to the provisions in the plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital, (iii) extends the term of an Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period of the Company), (iv) permits the expiry of an Option to be beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period of the Company), (v) extends eligibility to participate in the plan to non-employee directors, (vi) permits Options or rights under the Share Purchase plan to be transferred other than for normal estate settlement purposes, (vii) permits awards, other than the Options under the Share Option plan and Common Shares under the Share Purchase plan, to be made under the plan, or (viii) deletes or reduces the range of amendments which require shareholder approval. Accordingly, amendments which would not require shareholder approval would include the following:

(i)          amendments of a “housekeeping” nature including any amendments respecting the administration of the Share Incentive Plan;

(ii)         amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)        adjustments to outstanding Options in the event of certain corporate transactions;

(iv)        the addition of provisions requiring forfeiture of Options in certain circumstances;

(v)         amendments specifying practices with respect to applicable tax withholdings; and

(vi)        amendments to enhance clarity or correct ambiguous provisions.

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Share Incentive Plan (“Share Incentive Plan”) to increase the number of Common Shares of the Corporation made available under the Share Incentive Plan and to revise the amendment provisions of the Share Incentive Plan to specify the circumstances in which shareholder approval will be required in order to amend the Share Incentive Plan;

BE IT RESOLVED THAT:

1.             Section 2.06 of the Share Incentive Plan be amended to increase the maximum number of Common Shares made available for the Share Incentive Plan from 12,833,333 to 22,833,333, and subject to such maximum, to change the maximum number of Common Shares made available for the Share Purchase Plan from 3,666,666 to 5,666,666 and change the maximum number of Common Shares made available for the Share Option Plan from 9,166,667 to 17,166,667.

2.             Section 6.02 of the Share Incentive Plan be deleted in its entirety and replaced with the following:

“Section 6.02  Amendment of Plan:  The Committee may from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate this Plan or any Options granted pursuant to the Plan as it, in its absolute discretion determines appropriate, provided, however, that:

(a)           no such amendment, modification, change, suspension or termination of this Plan or any Option granted hereunder may materially impair any rights or obligations arising from any Option previously granted to a Participant under this Plan without the consent of the Participant or the representatives of his or her estate, as applicable; and

(b)           shareholder approval shall be required for any amendment, modification or change that (i) increases the number of Common Shares reserved for issuance under the Plan, except in connection with a Change of Control or pursuant to the provisions in the Plan which permit the Committee to make equitable adjustments in the event of transactions affecting the Corporation or its capital, (ii) reduces the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry date for the purpose of reissuing an Option to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option) except for the purpose of maintaining Option value in connection with a Change of Control or pursuant to the provisions in the Plan which permit the Committee to make equitable adjustments in the event of transactions affecting the Corporation or its capital, (iii) extends the term of an Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period of the Corporation), (iv) permits the expiry of an Option to be beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period of the Corporation), (v) extends eligibility to participate in the Plan to non-employee directors, (vi) permits Options or rights under the Share Purchase Plan to be transferred other than for normal estate settlement purposes, (vii) permits awards, other than the Options under the Share Option Plan and Common Shares under the Share Purchase Plan, to be made under the Plan, or (viii) deletes or reduces the range of amendments which require shareholder approval under this Section 6.02.”

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE AMENDMENTS TO THE SHARE INCENTIVE PLAN.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for the amendments to the Share Incentive Plan unless the shareholder has directed in the proxy that such Common Shares be voted against the amendments.

(e)   Amendment to the Restricted Share Plan

At the Meeting, shareholders will be asked to approve the following amendments to the Restricted Share Plan.

(i)    Increase of the Number of Common Shares Issuable under the Restricted Share Plan

At the Meeting, shareholders will be asked to approve an amendment to the Restricted Share Plan to increase the number of Common Shares reserved for issuance under the plan. The maximum number of Common Shares reserved for issuance under the Restricted Share Plan is currently set at 4,000,000 in the aggregate, which represents approximately 1.3% of the number of outstanding Common Shares.

An aggregate of 1,281,221 Common Shares have been issued pursuant to the Restricted Share Plan.  1,668,875 Restricted Share Rights are outstanding under the Restricted Share Plan and, accordingly, 1,049,904 Common Shares (representing approximately 0.2% of the number of outstanding Common Shares) remain available for issuance pursuant to Restricted Share Rights. Management and the Board believe it is important for the Company to have a sufficient number of Common Shares available for issuance under the Restricted Share Plan to attract, retain and motivate Kinross employees. Therefore, on March 26, 2008, the Board approved an amendment to the Restricted Share Plan to increase the maximum number of Common Shares reserved for issuance under the Restricted Share Plan from 4,000,000 to 8,000,000, being an actual increase of 4,000,000 of Common Shares.

If the proposed amendments to the Restricted Share Plan are approved the total number of Common Shares reserved for that plan minus Common Shares already issued under the plan, will be 6,748,779 Common Shares, representing approximately 1.1% of the number of outstanding Common Shares.

(ii)   Revise the Amendment Provisions of the Restricted Share Plan

In response to a TSX statement applicable to all issuers, shareholders will be asked at the Meeting to approve revisions to the amendment provisions of the Restricted Share Plan to specify which amendments require shareholder approval. The Board believes that, except with respect to certain material changes to the Restricted Share Plan, it is important for the Board, through the HRCNC, to have the flexibility to make changes to the Restricted Share Plan without shareholder approval.   If the amendments are approved by shareholders at the Meeting, shareholder approval shall be required for any amendment that (i) increases the number of Common Shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital, (ii) extends eligibility to participate in the Restricted Share Plan to non-employee directors, (iii) permits Restricted Share Rights to be transferred other than for normal estate settlement purposes, (vii) permits awards, other than the Restricted Share Rights, to be made under the Restricted Share Plan, or (viii) deletes or reduces the range of amendments which require shareholder approval.  For a description of the referenced TSX statement and a list of examples of matters that will not require shareholder approval see above under “(d)(ii) Revise the Amendment Provisions of the Share Incentive Plan”.

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Restricted Share Plan (“Restricted Share Plan”) to increase the number of Common Shares of the Corporation made available under the Restricted Share Plan and to revise the amendment provisions of the Restricted Share Plan to specify the circumstances in which shareholder approval will be required in order to amend the Restricted Share Plan;

BE IT RESOLVED THAT:

1.             Section 2.06 of the Restricted Share Plan be amended to increase the maximum number of Common Shares made available for the Restricted Share Plan from 4,000,000 to 8,000,000.

2.             Section 5.02 of the Restricted Share Plan be deleted in its entirety and replaced with the following:

“Section 5.02  Amendment of Restricted Share Plan:  The Committee may from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate this Restricted Share Plan as it, in its absolute discretion determines appropriate, provided, however, that:

(a)           no such amendment, modification, change, suspension or termination of this Restricted Share Plan may materially impair any rights or obligations arising from any Restricted Share Rights previously granted to a Participant under this Restricted Share Plan without the consent of the Participant or the representatives of his or her estate, as applicable; and

(b)           shareholder approval shall be required for any amendment, modification or change that (i) increases the number of Common Shares reserved for issuance under the Restricted Share Plan, except in connection with a Change of Control or pursuant to the provisions in the Restricted Share Plan which permit the Committee to make equitable adjustments in the event of transactions affecting the Corporation or its capital, (ii) extends eligibility to participate in the Restricted Share Plan to non-employee directors, (iii) permits Restricted Share Rights to be transferred other than for normal estate settlement purposes, (vii) permits awards, other than the Restricted Share Rights, to be made under the Restricted Share Plan, or (viii) deletes or reduces the range of amendments which require shareholder approval under this Section 5.02.”

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE AMENDMENTS TO THE RESTRICTED SHARE PLAN.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for amendments to the Restricted Share Plan unless the shareholder has directed in the proxy that such Common Shares be voted against the amendments.

Other Business

Management does not intend to introduce any other business at the Meeting and is not aware of any amendments to the matters to be considered at the Meeting.  If other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, proxies appointing the Named Proxyholders as proxyholders will be voted in accordance with their best judgement.

NOMINEES FOR ELECTION AS DIRECTORS

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as Directors.  The shareholders can vote for or withhold from voting on the election of each Director on an individual basis.  Unless authority is withheld, the Named Proxyholders, if named as proxy, intend to vote for these nominees.  All of the nominees have established their eligibility and willingness to serve as Directors.  The information set out below is as of March 26, 2008.

John A. Brough, 61

Toronto, Ontario,
Canada

Director Since:

January 19, 1994

Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998.  From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry.  Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  Mr. Brough is a member of the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	11* of 12	91.6%	Silver Wheaton Corp.
Audit	5 of 5	100%	Livingston International Inc.
HRCNC	8 of 8	100%	First National Financial Income Fund
			Quadra Mining Ltd.

*         Mr. Brough absented himself from the meeting at which the asset swap transaction with Goldcorp Inc. was considered, as he was a director of an affiliate of Goldcorp Inc.

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	2,916	14,534.24	17,450.24	319,339	Yes
2006	17,916	14,534.24	32,450.24	448,462
Change	(15,000)	0	(15,000)	(129,123)

Total Equity At-Risk Amount (Common Shares and DSUs):  2007 - $319,339; 2006 - $448,462

Tye W. Burt, 51

Toronto, Ontario,
Canada

Director Since:

March 23, 2005

Non-Independent – President & Chief Executive Officer of the Company

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005.  Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation (“Barrick”). From December 2002 to February 2004, he was Executive Director of Corporate Development and a director of Barrick.  From May 2002 to December 2002, he was consulting on a full time basis to Barrick.  From 2000 to May 2002, he was President of Cartesian Capital Corp. Prior to 2000, Mr. Burt was Chairman of Deutsche Bank Canada and Managing Director of the Global Mining and Metals Group of Deutsche Bank AG. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. He is a director of NRX Global Corporation and a member of the Board of Governors of the University of Guelph. Mr. Burt is a member of the Law Society of Upper Canada and holds a Bachelor of Laws from Osgoode Hall Law School and holds a Bachelor of Arts from the University of Guelph.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors Not a member of any Committee due to being President and Chief Executive Officer	12 of 12	100%	None

Securities Held

Fiscal Year	Common Shares (#)	Restricted Share Units (“RSUs”)(2) (#)	Total Common Shares and RSUs (#)	Total At-Risk Value of Common Shares and RSUs($)(1)	Meets Share Ownership Guidelines
2007	251,987	379,365	631,352	11,553,742	Yes
2006	31,086	418,109	449,195	6,207,875
Change	220,901	(38,744)	182,157	5,345,867

Options Held

Date Granted	Expiry Date	Exercise Price ($)	Options Granted and Vested (#)	Total Unexercised (#)	At-Risk Value of Options Unexercised ($)(1)
3 Apr 2006	Mar. 23/10	12.73	300,000	450,000	2,506,500
3 Apr 2006	Apr. 3/11	12.73	50,000	150,000	835,500
2 Jan 2007	Jan. 2/12	13.82	66,667	200,000	896,000
12 Dec 2007	Dec. 12/12	18.10	0	173,010	34,602
Total			416,667	973,010	4,272,602

Total Equity At-Risk Amount (Common Shares, RSUs & Options):  2007 - $15,826,344; 2006 - $6,207,875

John K. Carrington, 64

Thornhill, Ontario,
Canada

Director Since:

October 26, 2005

Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004.  Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004.  He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively.  Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining).  He is a member of the Association of Professional Engineers of Ontario.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	11 of 12	91.6%	None
Corporate Governance	3 of 3	100%
Environmental, Health & Safety	3 of 4	75%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	Nil	7,804.66	7,804.66	142,825	Yes
2006	Nil	4,369.33	4,369.33	60,384
Change	0	3,435.33	3,435.33	82,441

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $142,825; 2006 - $60,384

Richard S. Hallisey, 66

Toronto, Ontario,
Canada

Director Since:
December 5, 2004

Independent

Mr. Hallisey is President and Director of Sullivan Holdings Limited, a position he has held full time since December 2001.  From January 1999 to December 2001, Mr. Hallisey was the Vice-Chairman and Managing Director of National Bank Financial.  Prior to his position with National Bank Financial, Mr. Hallisey was the Co-founder, Vice-Chairman and Director of First Marathon Securities Limited. Mr. Hallisey holds a Bachelor of Applied Science (Civil-Geological Engineering) from the University of British Columbia and a Masters in Business Administration from the University of Western Ontario.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	11 of 12	91.6%	Jobian Capital Corporation
Corporate Governance	3 of 3	100%
Environmental, Health and Safety	4 of 4	100%
Risk	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	Nil	16,843.63	16,843.63	308,238	Yes
2006	Nil	13,408.30	13,408.30	185,302
Change	0	3,435.33	3,435.33	122,936

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $308,238; 2006 - $185,302

John M.H. Huxley, 62
Toronto, Ontario,
Canada

Director Since:

May 31, 1993

Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006.  Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States.  He holds a Bachelor of Laws degree from Osgoode Hall Law School.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Nordex Explosives Ltd.
Audit	5 of 5	100%
HRCNC	8 of 8	100%
Risk	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	41,603	22,970.57	64,573.57	1,181,696	Yes
2006	41,603	18,038.42	59,641.42	824,238
Change	0	4,932.15	4,932.15	357,458

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $1,181,696; 2006 - $824,238,

John A. Keyes, 64
The Woodlands,
Texas, U.S.A.

Director Since:

March 3, 2003

Independent

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia.  Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto.  He is also a member of the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Environmental, Health & Safety	4 of 4	100%
Risk	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	11,666	20,377.94	32,043.94	586,404	Yes
2006	11,666	16,383.98	28,049.98	387,650
Change	0	3,993.96	3,993.96	198,754

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $586,404; 2006 - $387,650

Catherine McLeod-Seltzer, 47
Vancouver, B.C.,
Canada

Director Since:

October 26, 2005

Independent

Ms. McLeod-Seltzer is the Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997.  From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992.  From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).  She has a Bachelors degree in Business Administration from Trinity Western University.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Bear Creek Mining Corporation
HRCNC	8 of 8	100%	Pacific Rim Mining Corp.
			Stornoway Diamond Corporation

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	Nil	7,804.66	7,804.66	142,825	Yes
2006	Nil	4,369.33	4,369.33	60,379
Change	0	3,435.33	3,435.33	82,441

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $142,825; 2006 - $60,384

George F. Michals, 72
Vero Beach, Florida,
U.S.A.

Director Since:

January 31, 2003

Independent

Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007.  Mr. Michals has also served as an active member on the boards of a number of private and public companies.  Prior to January 2003, Mr. Michals was the Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited.  He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	11 of 12	91.6%	None
Corporate Governance	3 of 3	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	62,917	19,539.79	82,456.79	1,508,959	Yes
2006	102,917	15,545.83	118,462.83	1,637,156
Change	(40,000)	3993.96	(36,006.04)	(128,197)

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $1,508,959; 2006 - $1,637,156

John E. Oliver, 58
Halifax, Nova Scotia,
Canada

Director Since:

March 7, 1995

Independent

Mr. Oliver was appointed Senior Vice President, Atlantic Region, of Bank of Nova Scotia in March 2004.  Mr. Oliver was previously the Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999.  From 1997 to 1999 Mr. Oliver was the Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia.  Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
HRCNC	8 of 8	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	7,360	46,240.20	56,600.20	980,883	Yes
2006	7,360	37,282.91	44,642.91	616,965
Change	0	8,937.29	8,957.29	363,918

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $980,883; 2006 - $616,965

Terence C.W. Reid, 66
Toronto, Ontario,
Canada

Director Since:

January 5, 2005

Independent

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a member of the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Pizza Pizza Royalty Income Fund
Audit	5 of 5	100%
Environmental, Health & Safety	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2007	Nil	13,765.04	13,765.04	251,900	Yes
2006	Nil	9,579.19	9,579.19	132,384
Change	0	4,185.85	4,185.85	119,516

Total Equity At-Risk Amount (Common Shares & DSUs):  2007 - $251,900; 2006 - $132,384

(1)              “At-Risk Value” means the “in the money” value of the applicable equity units using the closing price of the Common Shares on the TSX on December 31, 2007 of $18.30.

(2)              “Units” refers to the number of Restricted Share Units under Kinross’ Restricted Share Unit Plan held by Mr. Burt as of March 26, 2008.

Director Committee Membership and Independence

COMMITTEES (NUMBER OF MEMBERS)
Directors	Audit Committee (3)	Corporate Governance Committee (4)	Environmental, Health and Safety Committee (4)	Human Resources, Compensation and Nominating Committee (3)	Risk Committee (3)	Special Committee (4)
Independent Directors
John A. Brough	Chair			☒		☒
John K. Carrington		☒	☒			☒
Richard S. Hallisey		☒	☒		☒
John M.H. Huxley	☒			☒	Chair
John A. Keyes			Chair		☒
Cole E. McFarland		☒			☒
Catherine McLeod-Seltzer				☒

COMMITTEES (NUMBER OF MEMBERS)
Directors	Audit Committee (3)	Corporate Governance Committee (4)	Environmental, Health and Safety Committee (4)	Human Resources, Compensation and Nominating Committee (3)	Risk Committee (3)	Special Committee (4)
Independent Directors
George F. Michals		Chair				☒
John E. Oliver				Chair		☒
Terence C.W. Reid	☒		☒
Non-Independent Directors
Tye W. Burt

Director Education

The Company provides access to and financial support for continuing education courses with particular emphasis on best practices in corporate governance.

Compensation of Independent Directors

Independent Directors Fees(1)

The Board has established a flat fee structure for all independent Directors, which was revised in April 2007. Under the revised fee structure, independent Directors each receive a flat annual fee of $120,000; the Chair of each Committee receives an additional $20,000; members of the Audit Committee receive an additional $25,000 and the Chair of the Audit Committee receives $50,000. The Independent Chair receives an additional $205,000 (but does not receive additional fees for acting as a committee Chair or for being a member of the Special Committee). The following table sets out details of the flat fee structure effective April 1, 2007:

TYPE OF COMPENSATION	2007 COMPENSATION(5)
Board Membership	$120,000
Chair of the Board	$205,000	(2)
Committee Chair	$20,000	(3)
Audit Committee Chair	$50,000	(4)
Audit Committee Membership	$25,000

(1)	Mr. Burt is the only non-independent Director. Mr. Burt does not receive any Directors fees and is compensated solely as an officer of the Company.
(2)	$325,000 in total with the inclusion of Board membership compensation.
(3)	Mr. Oliver, the Independent Chair of the Board, does not receive a fee for being Chair of the HRCNC.
(4)	This amount includes $25,000 for the Audit Committee membership compensation.
(5)

An additional fee of $3,000 per meeting was paid to Directors sitting on the Special Committee formed to consider, advise on and make recommendations respecting special transactional matters. Mr. Oliver, the Independent Chair of the Board, does not receive a fee for being a member of this Committee.

The flat fee is paid 50% in cash and 50% in deferred share units (“Deferred Share Units” or “DSUs”).  On an annual basis, an independent Director can elect to receive a greater percentage of his or her flat fees in DSUs.  However, an independent Director who has exceeded his or her minimum DSU/Common Share ownership requirement, as described below, may elect (on an annual basis) to receive cash for all or any portion of the compensation otherwise payable in DSUs. In addition, independent Directors are also entitled to the reimbursement of their reasonable Board related expenses.

The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent Directors and the shareholders of the Company, by linking a portion of annual independent Director compensation to the future value of the Common Shares.  Under the Plan, each independent Director receives, on the last day of each quarter, that number of DSUs having a value equal to 50% of his or her compensation for the current quarter.  On an annual basis, a Director may elect to receive all or part of his or her DSU compensation in cash rather than 50% in DSUs, as long as such Director has exceeded his or her minimum DSU/Common Share ownership requirement established by the Board. The number of DSUs granted to an independent Director is determined by dividing the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant by the value of the portion of the Director’s flat fee to be paid in DSUs.

At such time as an independent Director ceases to be a Director, the Company will make a cash payment to the Director, equal to the market value of a Common Share on the date of departure, multiplied by the number of DSUs held on that date.

The table below reflects compensation earned by each of the Directors for 2007.

Name	Board Retainer ($)(1)		Audit Committee Member Retainer ($)(1)	Committee Chair Retainer ($)(1)	Special Committee Fees ($)	Total Fees Paid ($)(1)	Percentage of Total Fees Taken in DSUs
J. Brough	120,000		25,000	25,000	12,000	174,500	0%
T. Burt	N/A		N/A	N/A	N/A	N/A	N/A
J. Carrington	120,000		N/A	N/A	12,000	127,000	50%
R. Hallisey	120,000		N/A	N/A	N/A	115,000	50%
J. Huxley	120,000		25,000	20,000	N/A	164,166	50%
J. Keyes	120,000		N/A	20,000	N/A	133,750	50%
C. McFarland	120,000		N/A	N/A	N/A	80,000	50%
C. McLeod-Seltzer	120,000		N/A	N/A	N/A	115,000	50%
G. Michals	120,000		N/A	20,000	9,000	142,750	50%
J. Oliver	325,000	(2)	N/A	N/A	N/A	306,350	50%
T. Reid	120,000		25,000	N/A	N/A	140,000	50%
TOTAL	1,200,000		75,000	85,000	33,000	1,498,516	—

(1)	Reflects an increase in fee structure as of April 1, 2007 from the following prior retainers: Board Retainer - $100,000, Audit Committee Membership - $20,000, and Committee Chair - $20,000.
(2)	Includes $205,000 fee for service as Independent Chair.

Directors’ Share Ownership

The Board has established a policy requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to one time his or her annual flat fee compensation.  By 2010, the minimum holding will increase to two times the annual flat fee component of a Director’s compensation.  In the event these holdings fall below the minimum requirement, a Director will be required to top-up his or her holding by fiscal year end to align with this requirement. New Directors are required to receive 50% of their Directors fees in DSUs until such time as they meet the ownership requirements.

The following table outlines the aggregate value of the Common Shares and DSUs held by each Director who was on the Board as of December 31, 2007 and, in the case of Mr. Burt, of the Common Shares underlying the Restricted Share Units (“RSUs”) held by him, based on the TSX closing price ($18.30) of the Common Shares as of December 31, 2007, assuming full vesting as of such date, and whether each Director is in compliance with Kinross’ share ownership guidelines by comparing the value of the holding versus Director’s cash compensation (salary in the case of Mr. Burt) for 2007.

Name	Value of Common Shares, DSUs and RSUs Held	Meet Current Share Ownership Guidelines
J. Brough	$319,339	Yes
T. Burt	$11,553,742	Yes
J. Carrington	$142,825	Yes
R. Hallisey	$308,238	Yes
J. Huxley	$1,181,696	Yes
J. Keyes	$586,404	Yes
C. McFarland	$402,884	Yes
C. McLeod-Seltzer	$142,825	Yes
G. Michals	$1,874,959	Yes
J. Oliver	$980,883	Yes

Name	Value of Common Shares, DSUs and RSUs Held	Meet Current Share Ownership Guidelines
T. Reid	$251,900	Yes

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no Director of the Company is, or within the ten years prior to the date hereof has: (a) been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the Directors and officers of the Company, at the time, in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004.  A similar order was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province.  These management cease trade orders affected all of the Directors and were lifted on February 22, 2006.

REPORT OF THE HUMAN RESOURCES, COMPENSATION AND NOMINATING COMMITTEE

ON EXECUTIVE COMPENSATION

The Human Resources, Compensation and Nominating Committee (or HRCNC) is responsible for approving the goals and objectives of the Chief Executive Officer (“CEO”) and evaluating the CEO’s performance; reviewing and recommending to the Board the remuneration of the Company’s senior executives and approving the remuneration of all other employees on an aggregate basis; reporting to the Board on the Company’s organizational structure, officer succession plans, total compensation practices, human resource practices and executive development programs; approving the report on executive compensation; recommending grants and various administrative matters in connection with the long-term incentive plan; and reviewing the operations and administration of the Company’s retirement plans.  In addition, the HRCNC has the mandate to generally assume the responsibility for identifying and proposing new qualified nominees to the Board and to review and make recommendations to the Board as to all such matters.

Composition of the Human Resources, Compensation and Nominating Committee

The Board has determined that the HRCNC will be comprised of at least three Directors, each of whom must be an independent director as determined in accordance with the independence standards adopted by the Board and within the meaning of Canadian Securities Administrators governance guidelines and the New York Stock Exchange (“NYSE”) corporate governance rules.  In addition, each member must have skills and/or experience which are relevant to the mandate of the HRCNC. The current members of the HRCNC are John E. Oliver, John A. Brough, John M.H. Huxley and Catherine McLeod-Seltzer, and each meets such skill and/or experience requirements.

Mandate and 2007 Activities

The HRCNC is responsible for making recommendations to the Board respecting, among other things, the compensation of officers and employees of Kinross.  In the course of its mandate, the HRCNC reviews compensation payable to officers and employees and recommends changes with a view to providing competitive compensation programs which attract, motivate and retain high-calibre individuals.

The HRCNC met eight times in 2007, including one in-camera meeting, and one time in 2008, including an in-camera meeting in respect of 2007 compensation matters.  The overall committee member attendance rate at these meetings was 100%.

In fulfilling its mandate in 2007 with respect to total compensation, the HRCNC:

1.              assessed the effectiveness of the existing compensation model which included an extensive review of philosophy, methodology and program design; examination of the three comparator groups to ensure relevancy and appropriateness of Kinross’ performance relative to the comparator groups; and an assessment of performance achievements relative to the comprehensive, long-term strategic plan of the Company (the “Strategic Plan”) and the annual Four-Point Plan (corporate goals) of the Company;

2.              reviewed corporate goals and objectives in order to establish performance criteria for the year;

3.              reviewed and approved corporate goals and objectives, and performance results, relevant to the compensation of the President and CEO and other members of the senior executive team;

4.              monitored and evaluated the performance of the President and CEO and other members of the senior executive team;

5.              continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters;

6.              approved an increase in the minimum share ownership requirements for the President and CEO and other members of the senior executive team;

7.              recommended corporate and individual performance awards, including annual and special recognition awards, to the Board for approval; and

8.              submitted its recommendations with respect to the compensation payable to the senior executives of the Company to the Board for approval.

Compensation Consultant

The HRCNC engaged Mercer Human Resource Consulting (“Mercer”), as an independent consultant, to provide support to the HRCNC in determining compensation for the Company’s officers and Directors during the most recently completed fiscal year.  This support included: (i) reviewing relevant market data; (ii) reviewing management’s recommendations for compensation awards; (iii) providing strategic advice to the HRCNC prior to the approval of such compensation; and (iv) attending one HRCNC meeting.  The fees paid to Mercer for this support were $17,000 for the 2007 fiscal year.  Mercer did not provide services to Kinross other than to advise the HRCNC.  The HRCNC reviews and ensures the independence of Mercer in connection with the support provided.

Hewitt Associates (“Hewitt”) was engaged by management as an independent consultant to provide executive compensation consultancy in the areas of market data comparables and program design.  The fees paid to Hewitt for this support were $97,055 for the 2007 fiscal year.  Hewitt did not provide services to Kinross other than to advise management.

Decisions made by the HRCNC may reflect factors and considerations in addition to information and recommendations provided by management, Mercer and Hewitt.

Executive Compensation – Philosophy and Strategy

The Kinross executive compensation system is designed to:

•                  attract, retain, motivate and reward executive talent through competitive pay practices;

•                  link the compensation program, including short term incentives and long term incentives, directly to the executive’s achievements relative to Kinross’ strategic objectives and to the relevant market;

•                  promote Kinross’ “pay-for-performance” philosophy by linking executive compensation opportunities to specific corporate performance metrics and by recognizing individual and team contributions through periodic assessment of performance levels;

•                  assess the Company’s performance relative to its peers and comparator groups;

•                  incent and retain high performing executives, and motivate them to achieve exceptional levels of performance through annual compensation awards and special recognition awards for exceptional performance; and

•                  encourage executives to own Common Shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.

Market Comparators

Kinross annually reviews data from three market comparator groups when determining total compensation awards (base salary, short and long term incentives) for its senior executive team.  Market comparator groups are selected to ensure similarity of scope, size and complexity and that such groups represent the market within which the Company competes for leadership talent.  In particular, like Kinross, the companies included in each of the comparator groups had the following attributes:

•                  North American-based;

•                  widely-held;

•                  regulated by the United States Securities and Exchange Commission (“SEC”);

•                  operating within the mining and resources industry;

•                  listed on the S&P/TSX 60 Index; and

•                  international scope of operations.

The HRCNC reviewed data from the following three market comparator groups:

•                  a mining comparator group consisting of North American mining companies, with a market capitalization ranging between $3 billion to $25 billion (as an example, companies listed within this group include Agnico-Eagle Mines Ltd., Barrick Gold Corporation, Goldcorp Inc., Teck Cominco Ltd., Yamana Gold Inc. and Newmont Mining Corp.);

•                  a North American mining, natural resources, energy and oil and gas comparator group (as an example, companies listed within the group include AGL Resources Inc., Alcan Inc., Enbridge Inc., Methanex Corporation, Nexen Inc. and FirstEnergy Corp.); and

•                  a group comprised of companies included in the S&P/TSX 60 Index (like Kinross) in the previous year that were also SEC registrants.

Kinross reviews all compensation elements against the 50th percentile (“P50”), the 75th percentile (“P75”) and the 90th percentile (“P90”) of the relevant market levels and rewards senior executives at P75 of the market for P75 levels of performance and provides the opportunity for senior executives to earn in excess of P90 of market for exceptional levels of performance.

Compensation Mix

In keeping with Kinross’ philosophy to link senior executive compensation to corporate performance and motivate senior executives to achieve exceptional levels of performance, Kinross has adopted a total compensation model that includes both base salary and at-risk compensation, comprised of short term and long term incentives. The table below sets forth the approximate target mix for the CEO and for the other Named Executive Officers (as defined under the heading “Executive Compensation”) and reflects an average for all such Named Executive Officers.

		At-Risk Compensation
Position	Base Salary	short term incentives	long term incentives
Named Executive Officers (not including the CEO)	15%	23%	62%
CEO	10%	30%	60%

Compensation Approval Process

In addition to the Company’s budget and annual Strategic Plan, the performance of the President and CEO and the senior executive team of the Company are measured against an annual Four-Point Plan (see “Corporate Performance Targets and Results” below).  The Four-Point Plan is linked directly to Kinross’ Strategic Plan and is reviewed by the Board.  Each pillar of the Four-Point Plan contains a series of metrics that underpin each objective.  Using the Four-Point Plan, each senior executive establishes annual objectives that include desired individual and team metrics.  Objectives are reviewed and approved annually by the CEO.

The CEO regularly measures senior executive performance against his or her established objectives, and conducts in-person mid-year and year-end reviews.  The Chair of the Board informally reviews the CEO’s performance on a regular basis and the Board formally reviews the CEO’s performance annually at year-end.

Upon completion of formal year-end reviews, the CEO assigns performance ratings to each senior executive’s performance.  Performance ratings are used as a guide in determining compensation awards.  A formal presentation containing the CEO’s compensation proposal for the senior executive team is reviewed by the HRCNC and approved by the Board.  The presentation also contains the CEO’s self-assessment and compensation proposal which is reviewed ‘in-camera’ by the HRCNC and approved by the Board.

Kinross’ corporate performance is measured and a performance rating is factored into the compensation award determination process.  The Company’s performance can impact up to 60% of the senior executive’s compensation.

Performance ratings for the Company and for the senior executive are used to determine each executive’s short-term incentive award.  The HRCNC reviews and approves short-term incentive recommendations based on the following formula, subject to its discretion to increase or decrease final awards in extraordinary circumstances:

[Corporate Performance Rating	+	Executive Performance Rating]	x	Incentive Target	=	Short Term Incentive
(weighted 60%)		(weighted 40%)		(% of Base Salary)		($)

Details of the compensation granted to the Named Executive Officers are reported under “Executive Compensation”.

Compensation Elements

Compensation for senior executives consists of base salary, short term incentives, long term incentives, employee benefits and indirect compensation and contributions to an executive retirement allowance plan (the “ERA Plan”).  The following table summarizes each executive compensation element that applied in 2007.

Compensation Element	Form	Applies to	Period	Determination
Base Salary	Cash	All executives	One year	Based on market comparators and individual performance

Short Term Incentive	Cash	All executives	One year

Target award opportunities are based on market comparators, with amounts actually awarded linked to corporate and individual performance; a multiplier of 150% or more can be applied for exceptional levels of performance within a performance period

Long Term Incentives	Stock Option Plan	All executives	Five years, with one third vesting each year starting on the first anniversary of the grant date	Target award opportunities are based on market comparators, with amounts actually awarded linked to corporate and individual performance; approximately 40% of aggregate long term incentives award

	Share Purchase Plan	All executives	Continuous based on eligibility requirements	Based on market comparators

	Restricted Share Plan	All executives	Three years, with one third vesting each year starting on the first anniversary of the grant date	Target award opportunities are based on market comparators, with amounts actually awarded linked to corporate and individual performance; approximately 60% of aggregate long term incentives award

Compensation Element	Form	Applies to	Period	Determination
Employee Benefits and Perquisites	Employee Benefits Plans	All executives	Ongoing	Based on market comparators

Retirement Allowance	Executive Retirement Allowance Plan	All senior executives	Ongoing; represents 15% of base salary and bonus, accrued quarterly	Based on market comparators

Base Salary:

Base salary levels for executives reflect: (i) the scope, complexity and responsibility of the role of the executive; (ii) competitiveness with salary levels for similar positions at companies included in market comparator groups; (iii) the executive’s previous experience and performance; and (iv) the executive’s performance rating. Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive and result in periodic base salary adjustments when necessary to remain competitive.

To ensure Kinross attracts and retains high-performing senior executive talent, Kinross positions base salary between the 60th and the 75th percentile of the relevant market comparator groups.  Over time, base salary may exceed the 75th percentile of the salary range.  On average, 2007 base salaries for the Named Executive Officers increased 18% over 2006 based upon market comparators and the executives’ performance.

Short Term Incentive:

All executives participate in an annual Short Term Incentive Plan which provides cash awards based on corporate performance and individual executive performance.  With the exception of the CEO, 2007 short term incentive targets for senior executives equate to approximately 50% of the executive’s base salary.  The CEO’s 2007 short term incentive target is approximately 100% of base salary.  However, the HRCNC has discretion to reward exceptional performance by awarding 150% or more of the executive’s incentive target.  The HRCNC reviews short-term incentive levels and performance results relative to comparator groups and also has the discretion to adjust accordingly to provide appropriate relative short-term incentive compensation based on such comparisons.

The Short Term Incentive Plan requires that corporate performance and individual performance be measured and weighted for calculation purposes.  The corporate performance factor represents 60% of the potential overall award.  The Board measures the Company’s performance according to the Strategic Plan and Four-Point Plan metrics. The individual performance factor represents 40% of the potential overall award.  Individual performance is measured in areas of leadership, team and individual performance in accordance with the Four-Point Plan.

Over the last two years, Kinross has been a top-performer among its peers.  Corporate performance has significantly exceeded industry averages on a number of key metrics and, in 2007, significantly exceeded targets (see “Corporate Performance Targets and Results” below).  In recognition of such performance, the Named Executive Officers received average annual short-term incentive payments of approximately 32% over target levels.

Long Term Incentives:

Kinross’ Long Term Incentive Plan is designed to: (i) align the interests of executives with those of shareholders; (ii) focus efforts on improving shareholder value and the Company’s long-term financial strength; (iii) reward high-levels of performance; (iv) provide incentive for high levels of future performance; and (iv) provide a retention incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company.

Kinross’ Long Term Incentive Plan consists of annual Option grants and Restricted Share Unit (“Restricted Share Unit” or “RSU”) awards. The number of Options and RSUs granted to each senior executive in any year is related to the executive’s level of responsibility, position, performance and market competitiveness and may be adjusted to retain key executives.  The value of RSUs and Options granted to a senior executive is determined as a percentage of the total long-term incentive awards using comparator group practices as relevant benchmarks.

Historically, RSU grants have equated to approximately 50-60% of a senior executive’s long term incentive award and options have equated to 40-50% of a senior executive’s long term incentive award.  The HRCNC reviews long-term incentive levels and performance results relative to comparator groups and also has the discretion to adjust accordingly to provide appropriate relative long-term incentive compensation based on such comparisons.  Corporate performance has significantly exceeded industry averages on a number of key metrics and, in 2007, also significantly exceeded targets (see “Corporate Performance Targets and Results” below).  This resulted in an average increase to annual long-term incentive payments of 60% with respect to 2007.

(A) Share Incentive Plan

The Share Incentive Plan is designed to advance Kinross’ interests by encouraging employees to acquire equity participation in the Company through the acquisition of Common Shares and consists of the Stock Option Plan and the Share Purchase Plan.  Currently the maximum number of Common Shares reserved for issuance pursuant to the Share Incentive Plan is 12,833,333, representing approximately 2.1% of the outstanding Common Shares as of March 26, 2008.  At the Meeting, shareholders will be asked to approve amendments to the Share Incentive Plan in order to increase the number of Common Shares reserved for issuance under the Share Incentive Plan to 22,833,333 (representing approximately 3.7% of the outstanding Common Shares as of March 26, 2008) and to make changes to the amendment provisions of the Share Incentive Plan.  See “Business of the Meeting – Amendments to the Share Incentive Plan”.

(i) Stock Option Plan

The Stock Option Plan is designed to:

•                  provide each optionholder with an interest in preserving and maximizing shareholder value in the longer term;

•                  enable Kinross to attract and retain high-performing talent; and

•                  reward individuals for high levels of performance.

Options are generally granted on an annual basis in connection with the HRCNC’s review of key employee compensation packages.  Options may also be granted to senior management upon hire or promotion and as special recognition for extraordinary performance.  When determining the number of Options to be granted, the HRCNC gives consideration to an individual’s past performance, position, tenure, potential contribution to the success of the Company, and the individual’s previous Option and RSU awards.

The number of Options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval.  The exercise price per Common Share is not less than the closing price of the Common Shares of the Company listed on the TSX on the trading day preceding the day on which the Option is granted.  Each Option is for a term of five years.  However, for Options issued after December 21, 2005, which are scheduled to expire during a corporate blackout trading period, the term of the Option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular optionholder.  The Stock Option Plan provides, subject to its terms, for a vesting period for Options of one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

The maximum number of Common Shares reserved for issuance under the Stock Option Plan is currently 9,166,667 in the aggregate, representing approximately 1.5% of the outstanding Common Shares as of March 26, 2008.  If the amendments to the Share Incentive Plan to be considered by Shareholders at the Meeting are approved, the maximum number of Common Shares reserved for issuance under the Stock Option Plan will increase to 17,166,667, representing approximately 2.8% of the outstanding Common Shares as of March 26, 2008.  See “Business of the Meeting – Amendments to the Share Incentive Plan”.

The maximum number of Common Shares authorized for issuance to insiders, at any time, pursuant to the Share Incentive Plan and all other compensation arrangements of the Company is limited to 10% of the total Common Shares outstanding.  The maximum number of Common Shares issued to insiders pursuant to the Share Incentive Plan within a one-year period is limited to 10% of the total Common Shares outstanding.  The maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates pursuant to the Stock Option Plan, within a one year period, is limited to 5% of the total Common Shares then outstanding.  The maximum number of Common Shares reserved for issuance to any one person under the Stock Option Plan is limited to 5% of the Common Shares then outstanding.

Options are not assignable.  Generally, upon termination or retirement of a participant, his or her Options, if then exercisable, may be exercised within 60 days.  However, the HRCNC reserves the right, in the event of a termination or retirement of a participant, to determine when within the five year term of the Option the participant’s Options shall become exercisable.  In the event of death, any Option held by the deceased at the date of death shall become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of Option period.  In the event of a change of control, all Options outstanding become exercisable immediately.

A change of control includes, among other things, a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders, a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company or the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

(ii) Share Purchase Plan

Kinross employees, including executive officers and employees of designated Kinross affiliates, are entitled to contribute up to 10% of their annual base salary to the Share Purchase Plan.  Kinross matches up to 50% of the participant’s contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Company.  The purchase price per share is the weighted average closing price of the Common Shares on the TSX, for participants resident in Canada, or the NYSE, for participants resident in the United States, for the 20 consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued.  Certificates representing Common Shares acquired by a participant are held by Kinross for six months following the date on which the Common Shares were issued before being delivered to the participant.

In the event of termination of employment, retirement in accordance with Company policy, or death of a participant, any portion of the participant’s contribution then held in trust shall be paid to the participant or his or her estate and any portion of the Company’s contribution shall be returned to the Company.  In addition, in the event of termination, with respect to any Common Shares which are still subject to a six month hold period, the participant may elect to require Kinross to purchase such shares for cancellation at an amount equal to the participant’s contribution rather than waiting for the six month period to expire.  In the event of death, any Common Shares which are still subject to a six month hold period are immediately released to the participant’s estate.

The maximum number of Common Shares reserved for issuance under the Share Purchase Plan is currently 3,666,666 Common Shares, representing approximately 0.6% of the outstanding Common Shares as of March 26, 2008.  If the amendments to the Share Incentive Plan to be considered by shareholders at the Meeting are approved, the maximum number of Common Shares reserved for issuance under the Share Purchase Plan will increase to 5,666,666, representing approximately 0.9% of the outstanding Common Shares as of March 26, 2008.  See “Business of the Meeting – Amendments to the Share Incentive Plan”.

(B) Restricted Share Plan

The purpose of the Restricted Share Plan is to advance the interests of the Company through attracting, retaining and rewarding high-performing talent and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares. In determining the eligibility of an individual to participate in the Restricted Share Plan, the HRCNC gives consideration to an individual’s performance, position, and potential contribution to the success of the Company.

A Restricted Share Unit is exercisable for one Common Share, without payment of additional consideration, on the later of: (i) the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the HRCNC (“Restricted Period”); and (ii) a date determined by an eligible participant (a “Deferred Payment Date”) that is after the Restricted Period and before a participant’s retirement date or termination date.

The maximum number of Common Shares reserved for issuance under the Restricted Share Plan is currently 4,000,000 representing approximately 0.7% of the outstanding Common Shares as of March 26, 2008.  At the Meeting, shareholders will be asked to approve amendments to the Restricted Share Plan in order to increase the number of Common Shares reserved for issuance under the Restricted Share Plan to 8,000,000 (representing approximately 1.3% of the outstanding Common Shares as of March 26, 2008) and to make changes to the amendment provisions of the Restricted Share Plan.  See “Business of the Meeting – Amendments to the Restricted Share Plan”.

The maximum number of Common Shares authorized for issuance at any time to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company is limited to 10% of the total Common Shares outstanding. The maximum number of Common Shares issued to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company, within a one-year period, is limited to 10% of the total Common Shares then outstanding.  The maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates pursuant to the Restricted Share Plan, within a one-year year period, is limited to 5% of the total Common Shares then outstanding.  The maximum number of Common Shares reserved for issuance to any one person under the Restricted Share Plan is limited to 5% of the total Common Shares then outstanding.

The grant of a Restricted Share Unit is evidenced by a Restricted Share Units agreement between Kinross and the participant which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not specified in the Restricted Share Plan and which the HRCNC deems appropriate.

Canadian participants seeking to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such a change. Canadian participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date which is to be changed.

In the event of a participant’s retirement or termination during a Restricted Period (as defined in the Restricted Share Plan), any Restricted Share Units automatically terminate, unless otherwise determined by the HRCNC.  In the event of retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Units shall be immediately exercised without any further action by the participant and the Company shall issue Restricted Shares to the participant.  In the event of death or disability, payment in respect of Restricted Share Units shall cease to be subject to deferral and any Restricted Share rights held by the deceased or disabled participant shall be immediately issuable by the Company.

If a participant holds Restricted Share Units that are subject to a Restricted Period, the Committee shall have the discretion to pay the participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company shall pay cash equal to any cash dividends declared on the Common Shares, if any, to those participants that hold Restricted Share Units that are no longer subject to a Restricted Period but for which the Deferred Payment Date has not yet occurred at the same time such dividends are ordinarily paid to holders of the Common Shares.

Restricted Share Units are not assignable.  The Restricted Share Plan provides, subject to its terms, for a vesting period for RSUs of one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.  In the event of a change of control, all Restricted Share Units are payable immediately, notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Indirect Compensation, Benefit and Perquisites

Senior executive officers have similar benefit programs to other Kinross employees. These programs provide competitive extended medical, dental, life and accident insurance coverage for employees and their dependants, as well as income protection in case of disability.  Coverage can be increased subject to the employee paying additional premiums.  Life insurance and accident insurance are considered taxable benefits.

Perquisites provided to senior executive officers include parking, car allowance (CEO only), financial management services, and health club membership fees. These perquisites are comparable to those offered by companies in the comparator groups, are taxable and cease being provided to the executive officer upon the termination, retirement or death of such executive.

Pension and Other Retirement Benefit Plans

Each of the Named Executive Officers participates in the Company’s Executive Retirement Allowance Plan (or ERA Plan).  The Named Executive Officers do not contribute to the ERA Plan, and the Company alone makes contributions and covers all costs. As security for all members of the ERA Plan, including the Named Executive Officers, the Company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the ERA Plan.

For each Named Executive Officer, an allocation is made each fiscal quarter to the ERA Plan equal to 15% of his or her salary and bonus.  Allocations are made for each Named Executive Officer while he or she remains employed with the Company, including for any severance period in accordance with his or her respective employment contracts.

Interest is calculated and compounded on the allocations to the ERA Plan at the end of each quarter based on a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior fiscal quarter.

When the employment, including any severance period, ceases for a Named Executive Officer, the Company will pay such person his or her accrued allocations and accumulated interest.  At the election of the Named Executive Officer, such payment may be made either as a lump sum or consecutive monthly payments over a period of three to 10 years following the date his or her employment ceases. Interest continues to be added to any outstanding balance.

Executive Share Ownership

In order to align the interests of Kinross’ senior executives with those of its shareholders, in December 2006, Kinross implemented a share ownership policy for its senior executives.  Under the policy, the senior executive can satisfy his or her respective share ownership requirements by holding Common Shares and/or RSUs.  Senior executives must meet their share ownership requirement within three years of being hired or, for those senior executives hired before the policy came into effect, within three years of the effective date of the policy.

In 2007, for the President and CEO, the share ownership requirement was that number equal to the value of three times annual base salary and, in the case of the other senior executives, two times annual base salary.  Effective January 1, 2008, the share ownership requirements were increased for the President and CEO, to five times annual base salary and, for the other senior executives, to three times annual base salary.

The following table shows the Common Share ownership requirements for each of the Named Executive Officers in 2007 and 2008.

Share Ownership Requirements

	Eligible Share Holdings(1)		2007 Share Ownership(1)			2008 Share Ownership(1)(3)
Name	(#)	($)(2)	Requirement	Requirement ($)	Proportion of Requirement Met	Requirement
Tye W. Burt President & Chief Executive Officer	485,172	$8,878,648	3 x Base Salary	$2,940,000	302%	5 x Base Salary

Thomas M. Boehlert Executive Vice President & Chief Financial Officer	124,612	$2,280,400	2 x Base Salary	$1,050,000	217%	3 x Base Salary

Timothy C. Baker Executive Vice President & Chief Operating Officer	55,879	$1,022,586	2 x Base Salary	$1,050,000	97%	3 x Base Salary

Hugh A. Agro Executive Vice President, Strategic Development	112,911	$2,093,659	2 x Base Salary	$920,000	225%	3 x Base Salary

Geoffrey P. Gold Executive Vice President & Chief Legal Officer	51,800	$947,940	2 x Base Salary	$800,000	118%	3 x Base Salary

(1)   Common Shares and RSUs

(2)   based on the Common Share price on the TSX on December 31, 2007: $18.30

(3)   The 2008 Share Ownership Policy came into effect on January 1, 2008 and each of the Named Executive Officers have until January 1, 2011 to meet the ownership requirements.

Corporate Performance Targets and Results

Using the Company’s Four-Point Plan, each senior executive establishes annual goal plans containing specific objectives that include desired individual and team metrics.  Each pillar of the Four-Point Plan (illustrated for 2007 in the table below) contains a series of metrics that underpin each objective.  For example:

(I)                    “Deliver Asset Performance” specifically relates to production, cash costs, capital spending, among other performance objectives;

(II)                “Best Talent, Best Teams” specifically relates to objectives that ensure Kinross attracts, retains and develops the talent required to ensure successful results;

(III)            “Building Blocks for the Future” specifically relates to objectives that develop and enhance the foundational systems and processes required to responsibly and successfully operate a global mining company; and

(IV)            “Drive Future Value” specifically relates to objectives focused on developing and executing strategic initiatives targeting internally and externally sourced growth targets aimed at enhancing shareholder value.

In 2007, the senior executive team significantly advanced all such objectives.

2007 Four-Point Plan:

DELIVER ASSET PERFORMANCE	BEST TALENT, BEST TEAMS	BUILDING BLOCKS FOR THE FUTURE	DRIVE FUTURE VALUE

Industry-leading in EH&S	Attract & retain the best	Enhance financial & management systems	Optimize Bema Assets

Achieve production & performance targets	Develop leadership bench-strength	Leverage regional business strategy	Add district exploration project

Deliver more Shareholder value through continuous improvement	Drive performance management	Manage reputation and secure license to operate	Further optimize portfolio

Deliver on construction & development projects	Advance continuous learning culture	Develop and implement “Kinross Way”	Capitalize on New Market Opportunities

Instill spending discipline at all levels	Foster & reward High-Performance team culture	Enhance governance practices	Pursue “apple seed” plan and initiatives

Integrate Bema acquisition	Optimize regional team structures	Distinguish Kinross brand	Foster & reward innovation

Performance Targets and Results

The table below summarizes the 2007 performance targets and actual results for the Company as at December 31, 2007.  In 2007, the senior executive team was evaluated and compensated against these performance targets relative to the Company’s Four- Point Plan, budget and Strategic Plan.

Performance Targets	Met Target	Actual Results
Deliver Asset Performance
Increase total shareholder return	☒

#1 (100th percentile) in total shareholder returns on the TSX and NYSE among gold mining peers: 32.4% increase in share price in 2007 on TSX and 54.9% increase in share price on NYSE in 2007; the Company’s market capitalization was $11.1 billion as of December 31, 2007, as compared to $4.3 as of December 31, 2006, an increase of 158%

Outperform gold price and key gold sector mining indices	☒

Significantly out-performed key gold mining indices in 2006 and 2007, increasing total shareholder returns in 2007 by 54.9% on the NYSE and 32.4% on the TSX, as compared to: a 31.0% appreciation in bullion price; a 21.7% appreciation of the AMEX Gold bugs index; a 30.5% appreciation of the StreetTracks Gold Shares (ETF); a 9.8% appreciation of the S&P/TSX Composite Index; a 5.5% appreciation of the S&P 500 Index; and a 22.9% appreciation of the PHLX Gold & Silver Index

Increase proven and probable reserves(1) and replace annual production (1.6 million ounces)	☒

Increased proven and probable gold reserves by approximately 18.7 million ounces (or 67%) from 27.9 million ounces at December 31, 2006 to 46.6 million ounces at December 31, 2007; increased proven and probable silver reserves by 49 million ounces (or 221%) from 28 million ounces to 77 million ounces over the same period; and added proven and probable copper reserves of 2.8 billion pounds(1)

(1)          For further information, please refer to Kinross’ Mineral Reserve and Resource Statements at December 31, 2007, as released February 21, 2008, which can be found at www.kinross.com.

Performance Targets	Met Target	Actual Results
Deliver Asset Performance
Meet targeted production of 1.6 million gold equivalent ounces	☒	Produced approximately 1.6 million gold equivalent ounces in accordance with budget
Control operating costs in an increasing industry cost environment	☒	Cost of sales per ounce increased at all operations by 15%, and at Kinross-operated sites by 7%, compared to a year-over-year Q3 2007 industry average increase of 23.5%
Superior performance in environmental, health and safety practices in the gold mining industry	☒

Significantly reduced water quality exceedances at Fort Knox and Paracatu; Cyanide code certified at Paracatu and Fort Knox; reduced Restricted Work Frequency Rate by 75% to 0.18 in 2007, from 0.72 in 2006; Total Medical Injury Frequency Rate for 2007 was 1.41, compared to 6.80 at Ontario mines; Lost Workday Injury Frequency Rate was 0.83, compared to MSHA reported average for U.S. operations of 2.13 at end of Q3 2007

Advance construction projects at Kupol, Paracatu and Buckhorn in accordance with budget	☒	Advanced Kupol to 87% completion, Paracatu to 71% completion, and Buckhorn to 78% completion, in accordance with budgeted timelines
Complete permitting/approvals processes at Buckhorn, Fort Knox, and Kupol	☒

Obtained necessary permits/approvals for construction, development and mining at Buckhorn; obtained necessary permits for construction and development of the Fort Knox Phase 7 pit expansion and heap leach projects; obtained long-term land lease for Kupol

Optimize assets of Bema Gold Corporation (“Bema”)	☒	Completed and integrated the acquisition; restructured corporate revolver and Kupol loan facilities to allow merger; successfully retained key Bema employees
Enhance spending discipline at all levels of organization	☒

Established investment proposal protocols; standardized authorization for expenditure process; established key performance indicators to measure exploration efforts; implemented various procurement projects; implemented energy hedging strategy; implemented currency hedging strategy, eliminating approximately $50 million of currency exposure

Improve margins through continuous improvement initiatives	☒

Realized more than $13.5 million in savings in 2007 through, among other things, increased milling efficiencies; mining equipment efficiencies and availability, electrical power conservation and site safety incident reductions

Best Talent, Best Teams
Attract and retain the best talent	☒	Completed Employee Engagement Survey with 75% participation rate; reduced global turnover by 2%, improved global time to hire by approximately 23%, increased global retention rate over 2006
Increase global bench-strength and rigorously manage employee performance	☒	Globally hired 14 new senior managers; completed succession and development plans for top leaders in the Company
Foster and reward high-performance team culture	☒	Implemented “pay for performance” program and developed the “Kinross Way”
Optimize regional team structures	☒	Strengthened team management and depth through new hires in each operating region; optimized regional reporting structures
Building Blocks for the Future
Enhance financial management systems	☒	Initiated implementation of a global management information system; implemented enterprise risk management framework and improved life of mine planning process
Enhance corporate reputation and secure license to operate	☒

Developed and implemented corporate social responsibility ‘Guiding Principles’; established a government relations and corporate affairs department, and a comprehensive global strategy for government and stakeholder relations and corporate communications; established and implemented global media protocol; achieved top rating among gold mining peers in the 2007 Corporate Social Responsibility rankings by MacLean’s magazine

Enhance corporate governance practices and implement “best- practice” policies	☒

Developed new Disclosure, Confidentiality and Insider Trading Policy, a new Code of Business Conduct and Ethics, a new Whistle Blower Policy; substantially improved the Company’s ranking to 48, up from 71 in 2006, in the Globe & Mail Board Games analysis; increased senior executive share ownership requirements; recommended for approval and implemented a new voting policy for Directors

Drive Future Value
Reduce litigation exposure	☒	Settled a number of key litigation disputes (including the Hellenic properties and Summa claims); streamlined corporate litigation and claim management process
Broaden shareholder communication efforts	☒	Increased the capacity of the investor relations department; increased marketing meetings by 200%; increased investor dealer sales desk presentations by 133%; increased conference attendance by 33%
Introduce a global risk management policy	☒

Implemented risk management philosophy, methodology and mapping framework; completed a comprehensive assessment of all significant risks impacting or potentially impacting the Company; developed and implemented a risk mitigation strategy

Performance Targets	Met Target	Actual Results
Drive Future Value
Add district exploration project, complete significant exploration acquisition and advance district exploration	☒

Advanced exploration strategy and prospects, including the completion of an option agreement for the Ixhuatan Project in Mexico and the initiation of a ‘grass roots’ exploration program in Ecuador; initiated new mine site exploration programs at Buckhorn and La Coipa

Further optimize asset portfolio and ‘apple seed’ initiatives	☒

Completed the asset swap transaction with Goldcorp, selling the Company’s interests in non-operated Canadian mines in exchange for full ownership of La Coipa, US$204 million, and increased strategic position in Chile; completed the Bema acquisition; divested interests in non-core assets, including the Haile, Lupin and New Britannia mines

Leverage district presence in strategic geographical areas	☒	Significantly increased strategic presence in Russia and Chile, respectively, pursuant to the Bema acquisition and the Goldcorp asset swap transaction
Capitalize on new market opportunities	☒

Realized net gains on the Company’s equity investment portfolio; initiated activities with respect to general procurement and new energy market initiatives; undertook investments in a number of new exploration ventures with proven explorationists and mine finders

Foster and reward innovation	☒

Introduced new technologies in exploration; advanced understanding and application of new hydrometallurgical processes for Maricunga and La Coipa; collaborated with Queen’s University and the University of Guelph to pursue advanced thinking and innovation in mining and sustainability; initiated participation in industry-leading geoscience research and development program with AMIRA research organization; provide ongoing support to the Kinross Professorship in Mining and Sustainability

Compensation of the President and Chief Executive Officer

Each year, the Human Resources, Compensation and Nominating Committee and the Board review the President and CEO’s performance and approve compensation adjustments based on the President and CEO’s and the Company’s performance and competitive market practices.

The personal performance component of the short-term and long-term incentive evaluation is based on a number of measures.  In 2007, Mr. Burt’s individual performance component was made up of high priority objectives, comprising 40% of his overall performance weighting, and supporting priorities which comprised: delivering superior shareholder returns, delivering on corporate performance metrics, exhibiting continued industry leadership, enhancing Kinross’ reputation as a socially responsible corporate citizen, and implementing people leadership initiatives globally.  Other key responsibilities executed by Mr. Burt in 2007 included: oversight and negotiation of strategic acquisitions, investments, and divestitures; leading shareholder marketing efforts and investor, public and government relations and communications; leading the development and implementation of the Company’s Strategic Plan and related strategic initiatives; provision of direction and leadership in respect of the Company’s core purpose, values, annual Four-Point Plan and various policy initiatives; fulfillment of key responsibilities as the only executive Director on the Board, including recommendation of key management decisions to the Board, and assisting with various Board initiatives; maintenance of strategic industry, regional, government and stakeholder relationships; provision of leadership to, hiring and oversight of the senior executive team and its development and execution of the performance target criteria relative to the budget, Strategic Plan and the Four-Point Plan.

For purposes of Mr. Burt’s (and other senior executives’) 2007 short-term and long-term incentive awards, performance measurements were based on the exceptional achievements relative to the budget, Strategic Plan and the Four-Point Plan.  For a description of the relevant performance targets and achievements, see “Corporate Performance Targets and Results” above.

Base Salary

Kinross positions base salary between the 60th and the 75th percentile of the relevant market comparators and initial placement into the range is based on credentials and previous experience.  Base salary is adjusted based on performance and market competitiveness.  Over time, base salary may exceed the 75th percentile of the salary range.  In 2007, Mr. Burt received an annual salary of $980,000, an increase from $800,000 in 2006.  Mr. Burt’s salary in 2007 placed him in the 60th percentile within his market comparator groups, as compared to the 43rd percentile in 2006.

Short Term Incentive

Mr. Burt is eligible to receive a short term incentive award based on the Company’s and his own performance during the prior year.  The Short Term Incentive Plan requires that corporate performance and individual performance be measured for calculation purposes and is weighted 60% for corporate performance and 40% for the CEO’s individual performance. A target award equaling 100% of annual base salary has been established for Mr. Burt. The Board, at its discretion, may award 150% or more of Mr. Burt’s target incentive level in order to reward exceptional performance. The HRCNC reviews short-term incentive levels and performance results relative to comparator groups and also has the discretion to adjust accordingly to provide appropriate relative compensation based on such comparisons.

Following the end of 2007, the Board reviewed Mr. Burt’s performance and determined that the objectives were exceeded in aggregate which resulted in an individual performance rating of 150%.  Based on the corporate and personal performance achieved in 2007, the Board awarded Mr. Burt a short-term incentive award valued at $2,822,400.  For 2007, Mr. Burt’s total cash compensation, being the aggregate of base salary and short-term incentive award, placed him in the 90th percentile within his market comparator groups, as compared to the 65th percentile in 2006.

                Long Term Incentives

In developing its recommendation to the Board on the appropriate award levels for Mr. Burt under Kinross’ Long Term Incentive Plans, the HRCNC considered: (i) Mr. Burt’s performance in 2007; (ii) the results of the annual market review; (iii) the target overall compensation mix for Mr. Burt (see “Compensation Mix”); (iv) the targeted relative mix of Options to RSUs in terms of expected value for Mr. Burt of 40% Options and 60% RSUs; and (v) the value of Mr. Burt’s previous Option and RSU awards.  Mr. Burt was granted 283,046 Options.  The compensation value of this award at the time of grant was $1,970,000 (a Black-Scholes option pricing model valuation).  The Board also awarded Mr. Burt 161,833 RSUs, representing an aggregate value of $3,850,000 based on the closing price of the Common Shares on the day prior to grant.  Mr. Burt’s long-term incentive award in 2007 placed him in the 78th percentile within his market comparator groups.

Special Recognition Awards

In December 2007, the Board awarded Mr. Burt and certain other members of the Company’s senior executive team with a ‘Special Recognition’ award to reward the Company’s superior performance in 2006 and 2007.  Namely, the award recognized the Company’s designation as the top-performing senior gold producer, by total shareholder returns, listed on the TSX and NYSE for both years, and the successful completion and integration of the asset swap transaction with Goldcorp and the Bema acquisition which substantially transformed the Company.  Mr. Burt’s particular Special Recognition Award was comprised of a cash bonus of $2,000,000, 173,010 Options and 110,865 Restricted Share Units.

The foregoing report dated March 26, 2008, has been furnished by the Chair of the Human Resources, Compensation and Nominating Committee on the Committee’s behalf.

(Signed) John E. Oliver

EXECUTIVE COMPENSATION

Executive Compensation – Summary Compensation Table

The following table provides information for the years ended December 31, 2007, 2006 and 2005 regarding the annual compensation paid to or earned by the Company’s President and CEO, the Company’s Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short term incentives exceeded $150,000 for the year 2007 (the “Named Executive Officers”).  In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of their award date, a total dollar value of compensation received and the portion of such total compensation which related to special recognition or one-time awards and the portion which was not.

Summary Compensation Table(1)

		Annul Compensation					Long Team Compensation Awards								Total Compensation Summary
																	Total
											Shares or Units						Compensation
					Other						Subject to Resale					Special	excl. Special
					Annual						Restrictions					Recognition/	Recognition /
Name					Compen-		Securities Under Options/				Restricted Share		All Other		Total	One-Time	One-Time
and		Salary	Bonus (5)		sation(6)		SARs Granted(5)				Units(5)(7)		Compensation(5)(8)		Compensation	Awards(5)	Awards(5)
Principal Position	Year	(US$)	(US$)		(US$)		(#)		(US$)(11)		(US$)		(US$)		(US$)	(US$)	(US$)
Tye W. Burt(2)	2007	911,798	4,486,788	(7)	279,803		456,056		2,772,961		6,051,079		552,660		15,055,089	5,485,000	9,570,089
President and	2006	686,480	1,029,720		91,858		200,000		768,034		1,185,894		205,944		4,199,835	—	4,199,835
Chief Executive Officer	2005	471,431	660,320		16,699		600,000	(3)	2,134,484	(4)	4,619,122	(3)	1,378,884	(3)	9,280,940	6,827,645	2,453,295

Thomas M. Boehlert(4)	2007	488,463	1,136,025		7,731		201,697		1,227,688		1,536,584		130,836		4,527,327	968,574	3,558,754
Executive Vice	2006	297,035	274,592		28,720	(4)	152,500		573,931		1,111,819	(4)	65,162		2,351,258	849,734	1,501,525
President & ChiefM. Financial Officer	2005	—	—		—		—		—		—		—		—	—	—

Timothy C. Baker(9)	2007	488,463	790,845		22,133		162,126		1,008,185		1,121,442		116,881		3,547,949	357,209	3,190,741
Executive Vice	2006	210,647	171,620		34,333		105,000		403,980		576,337		43,441		1,440,359	463,031	977,328
President & Chief Operating Officer	2005	—	—		—		—		—		—		—		—	—	—

Hugh A. Agro(9)	2007	370,552	651,284		244,567	(10)	276,437		1,629,142		1,892,875		94,030		4,882,450	1,984,583	2,897,867
Executive Vice	2006	223,106	214,525		223,407	(10)	46,000		176,648		426,922		46,852		1,357,248	216,733	1,140,515
President Strategic Development	2005	141,535	103,175		22,355		115,000		409,110		403,481		37,143		1,116,799	342,384	774,415

Geoffrey P. Gold(9)	2007	372,162	651,284		19,063		161,994		985,010		1,303,110		97,693		3,428,322	590,133	2,838,189
Executive Vice	2006	200,340	128,715		30,275		85,000		321,449		430,543		43,361		1,154,683	375,891	778,793
President & Chief Legal Officer	2005	—	—		—		—		—		—		—		—	—	—

(1)   Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following exchange rates: 2005-0.8254, 2006-0.8581, 2007-0.9304

(2)   Mr. Burt became President and CEO of the Company in March 2005.

(3)   When Mr. Burt was hired in March of 2005, his employment offer letter recognized the significant benefits he was forfeiting under his then employer’s long term incentive plans.  Accordingly, the Company agreed to issue replacement securities to replace the securities being forfeited, and Mr. Burt’s agreement contained certain adjustment mechanisms if it was not possible to grant securities of the Company as a result of the management cease trade order then in place.  In April 2006, when it was possible to grant such securities to Mr. Burt, he received 379,609 RSUs, 450,000 Options and a payment of US$1,238,100 (which is included in the amount under “All Other Compensation” for 2005) pursuant to his employment offer letter, referable to the benefits he forfeited with his previous employer.  The RSUs and Options to which Mr. Burt was entitled on his hire date were valued at US$3,988,682 and US$1,600,863, respectively, as at such date.  Mr. Burt declined an additional 6,000 RSUs which were proposed as part of his 2005 annual compensation. See also note 7.

(4)   Mr. Boehlert was hired as Chief Financial Officer in April 2006.  Mr. Boehlert received 47,500 RSUs and 82,500 Options valued at US$518,872 and US$305,119, respectively, upon being hired.  Mr. Boehlert also received a signing bonus of US$25,743 which was reported in 2006 as “Other Annual Compensation”.

(5)   In December 2007, special recognition awards were made to reward the significant contributions of the Named Executive Officers and other senior officers to the exceptional performance of the Company in 2006 and 2007, namely Kinross’ designation as the top-performing senior gold producer, by total shareholder returns, listed on the TSX and NYSE for both years, and the successful completion of the Bema acquisition and the asset swap transaction with Goldcorp Inc. and their subsequent integrations which transformed the organization (the “2007 Special Recognition Awards”).  The 2007 Special Recognition Awards for the Named Executive Officers were as follows: Mr. Burt – a cash Bonus of US$1,860,811, 173,010 Options valued at US$940,062, 110,865 RSUs valued at US$1,867,005 and an ERA Plan contribution of US$279,122; Mr. Boehlert – a cash Bonus of US$139,561, 75,260 Options valued at US$408,930, 24,945 RSUs valued at US$420,083 and an ERA Plan contribution of US$20,934; Mr. Baker – a cash Bonus of US$46,520, 40,000 Options valued at US$217,343, 5,543 RSUs valued at US$93,346 and an ERA Plan contribution of US$6,978; Mr. Agro – a cash Bonus of US$93,041, 100,000 Options valued at US$543,357, 11,086 RSUs valued at US$186,692 and an ERA Plan contribution of US$13,956; and Mr. Gold – a cash Bonus of US$93,041, 61,419 Options valued at US$333,724, 9,701 RSUs valued at

US$163,368 and an ERA Plan contribution of US$13,956. In 2007, in addition to a 2007 Special Recognition Award, Mr. Agro received 50,000 Options valued at US$267,026 and 40,000 RSUs valued at US$659,472 in recognition of his promotion to Senior Vice President, Strategic Development, overseeing exploration in addition to corporate development for the Company and a payment of US$234,995 in recognition of the loss of benefits incurred at the time of hire.  For a description of the other one-time awards received by Mr. Burt in prior years, refer to note 3 above and note 7 below; for Mr. Boehlert refer to note 4 above; for Mr. Baker refer to note 9 below; for Mr. Agro refer to note 9 and note 10 below; and for Mr. Gold refer to note 9 below.  RSUs and Options are valued based on the closing trading price of the Common Shares on the TSX on the business day immediately preceding the date of grant.

(6)   This column includes payments made in connection with taxable benefits, parking, car allowances, relocation allowances and signing bonuses.

(7)   Amounts shown represent RSUs granted as part of the annual compensation package of each Named Executive Officer, valued at the date of the grant based on the market price of the Common Shares on the TSX at market close on the last trading day immediately preceding the date of grant.  For 2007, the following numbers of RSUs were granted as annual compensation to the Named Executive Officers: Mr. Burt: 161,833; Mr. Boehlert: 50,441; Mr. Agro: 47,289; Mr. Baker: 46,448; and Mr. Gold 51,492.  As at December 31, 2007, the aggregate number and value of RSUs held by the Named Executive Officers were as follows:

	Aggregate RSUs
Name and Principal Position	(#)	(US$)(a)(b)
Tye W. Burt	250,865	$4,599,830
Thomas M. Boehlert	106,612	$1,951,000
Timothy C. Baker	47,925	$877,027
Hugh A. Agro	108,686	$1,988,954
Geoffrey P. Gold	40,035	$732,640
Total	554,123	$10,140,451

(a) based on the Common Share price on the TSX on December 31, 2007: $18.30

(b) converted to US$ using the applicable exchange rate in note (1) above

In accordance with his employment offer letter of March 2005, in April 2006 Mr. Burt was also granted 379,609 RSUs valued at US$3,988,686 for forfeiting the benefits of incentive securities he held with his previous employer, of which none are outstanding.  In connection with this grant, upon the approval of the HRCNC, on May 10, 2007 Mr. Burt received an additional 24,051 RSUs valued at US$334,763 and a cash payment of US$215,110 (which is included in the amount under “Other Annual Compensation” for 2007) and on August 7, 2007, Mr Burt received 21,500 RSUs valued at US$267,250, which were due but remained unallocated, in accordance with the compensation formula set out in his employment offer letter.  RSUs generally vest as to one-third at the first anniversary date of the grant, one-third on the second anniversary date of grant and one-third on the third anniversary date of the grant, except that in the April 2006 grant referenced above, Mr. Burt received 21,500 vested RSUs, and 358,109 RSUs vesting January 1, 2007 which had been committed to him in his March 2005 employment offer letter.  See “Report on Executive Compensation – Compensation Elements – Long Term Incentives – (B) Restricted Share Plan” for more details on the Restricted Share Plan, including the treatment for the Restricted Share Units of any dividends payable on Common Shares.

(8)   This column includes contributions and payouts made to each Named Executive Officer’s ERA Plan including, for 2007, the dollar value of the ERA Plan contributions and payouts forming part of the 2007 Special Recognition Awards received.

(9)   Mr. Agro joined Kinross as an executive officer in April 2005.  Mr. Agro received 12,000 RSUs and 55,000 Options valued at US$126,088 and US$195,661, respectively, upon being hired.  Mr. Baker joined Kinross as an executive officer in June 2006.  Mr. Baker received 20,000 RSUs and 60,000 Options valued at US$231,859 and US$231,172, respectively, upon being hired.  Mr. Gold joined Kinross as an executive officer in May 2006.  Mr. Gold received 15,000 RSUs and 55,000 Options valued US$169,646 and US$206,244, respectively, upon being hired.

(10) Mr. Agro received an additional cash payment of US$216,733 in 2006 and US$234,995 in 2007 in recognition of the loss of benefits incurred at the time of hire.

(11) These values reflect a Black-Scholes option pricing model valuation.

Option Grants During the Year Ended December 31, 2007

The following table provides details of Options granted to the Named Executive Officers as part of their long-term compensation package pursuant to the Company’s Stock Option Plan for the year ended December 31, 2007.

Name	Securities Under Options Granted (#)(1)		Percent of Total Options Granted to Employees for Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Tye W. Burt	173,010	(2)	9.1%	$18.10	$18.10	December 12, 2012
	283,046	(3)	n/a	$23.79	$23.79	February 20, 2013

Thomas M. Boehlert	75,260	(2)	4.0%	$18.10	$18.10	December 12, 2012
	126,437	(3)	n/a	$23.79	$23.79	February 20, 2013

Name	Securities Under Options Granted (#)(1)		Percent of Total Options Granted to Employees for Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Timothy C. Baker	40,000	(2)	2.1%	$18.10	$18.10	December 12, 2012
	122,126	(3)	n/a	$23.79	$23.79	February 20, 2013

Hugh A. Agro	50,000	(4)	2.6%	$17.72	$17.72	November 12, 2012
	100,000	(2)	5.3%	$18.10	$18.10	December 12, 2012
	126,437	(3)	n/a	$23.79	$23.79	February 20, 2013

Geoffrey P. Gold	61,419	(2)	3.2%	$18.10	$18.10	December 12, 2012
	100,575	(3)	n/a	$23.79	$23.79	February 20, 2013

(1)	The class of securities underlying all Options is Common Shares. All Options vest as to one-third on each of the first, second and third anniversary dates of the grant.
(2)	2007 Special Recognition Award.
(3)	Performance award granted in 2008 in respect of 2007.
(4)	Options granted on promotion.

Aggregated Option Exercises during the Year Ended December 31, 2007 and Year-End Option Values

The following table provides details regarding Options exercised by the Named Executive Officers during the year ended December 31, 2007 and year-end Option values.

	Securities	Aggregate	Unexercised Options at		Value of Unexercised in-the-money
	Acquired on	Value	December 31, 2007		Options at December 31, 2007(1)
	Exercise	Realized	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	Exercisable	Unexercisable
Tye W. Burt	0	$0	350,000	623,010	$1,949,500	$2,323,102
Thomas M. Boehlert	0	$0	27,500	200,260	$153,175	$635,002
Timothy C. Baker	0	$0	20,000	125,000	$95,800	$401,200
Hugh A. Agro	0	$0	56,666	254,334	$315,630	$580,000
Geoffrey P. Gold	0	$0	18,333	128,086	$93,865	$334,419

(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2007 of $18.30 less the exercise price of in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The above table does not include the Options granted in 2008 as performance awards for 2007, none of which have been exercised. See “Option Values for 2008 Option Grants for 2007 Performance” below.

Option and RSU Values of 2008 Grants for 2007 Performance

The following table provides March 26, 2008 values for Options and RSUs granted to the Named Executive Officers in 2008 for performance in 2007.

Name	Options (#)	Option Value(1) ($)	RSUs (#)	RSUs Value(1) ($)
Tye W. Burt	283,046	$0	161,833	$3,832,205
Thomas M. Boehlert	126,437	$0	50,441	$1,194,443
Timothy C. Baker	122,126	$0	46,448	$1,099,889
Hugh A. Agro	126,437	$0	47,289	$1,119,804
Geoffrey P. Gold	100,575	$0	51,492	$1,219,331

(1)

Means the “in the money” value of the security, calculated using the closing price of the Common Shares on the TSX on March 26, 2008 of $23.68. These Options and RSUs have not vested nor have they been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Pension and Other Benefit Plans

Executive Retirement Allowance Plan

In 2004, the Company adopted the ERA Plan, the terms of which are described under “Compensation Elements – Pension and Other Retirement Benefit Plans” on page 22.

The following is a table showing the accrued entitlement for the last three years under the ERA Plan of each Named Executive Officer as of December 31, 2007:

Name	December 2005	December 2006	December 2007

Tye W. Burt
President & Chief Executive Officer	$170,565	$421,789	$1,039,242

Thomas M. Boehlert
Executive Vice President & Chief Financial Officer	$0	$76,731	$222,703

Timothy C. Baker
Executive Vice President & Chief Operating Officer	$0	$50,890	$180,725

Hugh A. Agro
Executive Vice President, Strategic Development	$35,329	$92,332	$198,755

Geoffrey P. Gold
Executive Vice President & Chief Legal Officer	$0	$51,361	$160,122

Compensation On Termination Of Employment On Retirement or Death

Type of Termination	Severance	Short Term Incentive	Options	RSUs	Benefits	Retirement Plan

Retirement	None	prorated incentive paid based on retirement date	vesting and exercise for 60 days	RSUs subject to a Restricted Period are forfeited, and those subject solely to a Deferred Payment Date are exercised for Common Shares	None	retiring allowance payable

Death	None	prorated incentive paid based on date of death	all unvested Options vest and lesser of 12 months and original term to exercise	all RSUs are automatically exercised for Common Shares	health and dental benefits continue for eligible dependents for 2 years	retiring allowance payable to surviving beneficiary

Employment Contracts

All the Named Executive Officers have agreements with the Company in respect of their employment.  The annual salary payable under each of these employment agreements (the “Employment Agreements”) is adjusted annually based on the Named Executive Officer’s performance and the Company’s performance in the preceding year.  The Employment Agreements provide for certain restrictions on the employment of the Named Executive Officers (other than Mr. Burt) by competitors for twelve months after the termination of employment with Kinross.

The Employment Agreements may be terminated by the Company with or without cause or by the resignation of the employee, in all cases by written notice.  Upon termination of the employment of a Named Executive Officer without cause by the Company or the termination by an employee following a material and detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the Named Executive Officer (a “Triggering Event”), the Company will pay the Named Executive Officer a lump sum severance payment equal to the aggregate of: (i) two times his base salary; and (ii) two times the greater of his target bonus and average bonus paid in the two prior fiscal years (or, if the Named Executive Officer has not been employed for two years, the bonus paid in the previous year; or if no bonus has been paid, the target bonus).  In addition, the benefits (Health, Dental, Life & Disability) and ERA Plan contributions for each Named Executive Officer will continue for the ensuing two years or, alternatively, the Named Executive Officer will be paid a lump sum equal to 30% of his salary at the time of termination in respect of benefits and a lump sum equal to the present value of two years of ERA Plan contributions.

In the event a change of control of the Company occurs and (a) in the case of Mr. Burt, he gives notice voluntarily terminating his employment within 12 months of the change of control or (b) in the case of any other Named Executive Officer, if the Named Executive Officer is subject to a Triggering Event occurring within 18 months of the change of control, the severance payment to the Named Executive Officer is increased to the aggregate of (i) three times his base salary; and (ii) three times the greater of his target bonus and average bonus paid in the two prior fiscal years (or, if the Named Executive Officer has not been employed for two years, the bonus paid in the previous year; or if no bonus has been paid, the target bonus).  Similarly, the benefits (Health, Dental, Life & Disability) and ERA Plan contribution periods for each Named Executive Officer will be increased to three years (2.9 years in the case of Mr. Boehlert) or, alternatively, the Named Executive Officer will be paid a lump sum equal to 30% of his salary at the time of termination in respect of benefits and a lump sum equal to the present value of three years of ERA Plan contributions (2.9 years in the case of Mr. Boehlert).

In addition, the Named Executive Officer’s RSUs and Options will, upon a change of control, vest immediately and will remain in effect until their normal expiry.  Each of the Named Executive Officers is also entitled to be reimbursed up to a maximum of $10,000 for legal services and $10,000 for financial consulting services engaged by a Named Executive Officer in connection with his termination. There is no provision for set off of compensation provided to the Named Executive Officers if alternative employment is obtained. Each of the Named Executive Officers (other than Mr. Burt) is subject to a 12-month non-competition and non-solicitation covenant.

A change of control includes, among other things, a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders, a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Corporation or the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the Named Executive Officers’ responsibilities following a change of control.

Additional Equity Compensation Plan Information

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and restricted share units (1) 2007	Weighted-average price of outstanding Options, warrants and restricted share units(2) 2007	Number of securities remaining available for future issuance under equity compensation plans(3) 2007
Equity compensation plans approved by securityholders	7,163,814 Options and RSU	$12.31	4,047,755
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	7,163,814 Options and RSUs	$12.31	4,047,755

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options (including Options granted under acquired companies’ plans) and RSUs.
(2)	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 1,215,527 RSUs were outstanding as of December 31, 2007.
(3)	Based on the maximum number of Common Shares reserved for issuance upon exercise of Options under the Stock Option Plan of 9,166,667 and under the Restricted Share Plan of 4,000,000.
(4)	In addition, 1,031,157 Common Shares (as of December 31, 2007) remained available for issuance under the Share Purchase Plan.

(5)   This table does not include Options and RSUs granted in early 2008 prior to the date of this circular.

Currently, a maximum of 12,833,333 Common Shares, representing approximately 2.1% of the Common Shares issued and outstanding as at March 26, 2008, may be issued under the Share Incentive Plan.  As at March 26, 2008, there were 4,230,509 Common Shares, representing approximately 0.7% of the issued and outstanding Common Shares, to be issued upon the exercise of outstanding Options under the Share Incentive Plan, and 1,030,157 Common Shares, representing approximately 0.2% of the issued and outstanding Common Shares, remaining available for issuance under the Share Purchase Plan.  Currently, a maximum of 4,000,000 Common Shares, representing approximately 0.7% of the Common Shares issued and outstanding as at March 26, 2008, may be issued under the Restricted Share Plan.  As at March 26, 2008, there were 1,049,904 Common Shares, representing approximately 0.2% of the issued and outstanding Common Shares, remaining available for issuance under the Restricted Share Plan.

The following table sets out the Overhang, Dilution and Burn Rate percentages in respect of Options under the Company’s Stock Option Plan for the fiscal years ended 2007, 2006 and 2005:

	2007	2006	2005
Overhang(1)	0.97%	1.85%	2.17%
Dilution(2)	0.58%	1.50%	0.62%
Burn Rate(3)	0.31%	0.55%	0.00%

(1)

“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year.

(2)	“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year.
(3)	“Burn Rate” means the number of Options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year.

Amendments to Equity Compensation Plans

The HRCNC may, at its absolute discretion and without shareholder approval, amend, modify or change the provisions of the Share Incentive Plan or any Options granted under the Stock Option Plan. However, if the amendment, modification or change would: (i) materially increase the benefits under the Share Incentive Plan or any Options; (ii) increase the number of Common Shares which may be issued under the Share Incentive Plan; (iii) materially modify the requirements as to eligibility for participation under the Share Incentive Plan; or (iv) amend, modify or change the section of the plan granting authority to the HRCNC to determine exercise periods of Options, then such amendment, modification or change will only be effective after being approved by the shareholders of the Company if required by the relevant stock exchange or any securities regulatory authority having jurisdiction and the securities of the Company. Any other amendments, modifications or changes are subject, if required, to regulatory approval.

The Restricted Share Plan may be amended by the HRCNC from time to time, without shareholder approval, provided that any amendment that: (i) materially increases the benefits under the Restricted Share Plan; (ii) increases the number of Common Shares reserved for issuance under the Restricted Share Plan; or (iii) materially modifies the requirements as to eligibility for participation in the Restricted Share Plan shall only be effective upon such amendment being approved by the shareholders of the Company, if required by the relevant stock exchanges or any other regulatory authority having jurisdiction over the securities of the Company.

At the Meeting Shareholders will be asked to consider a resolution to amend the Share Incentive Plan to increase the number of Common Shares reserved for issuance under such plan and amend the amendment provisions of such plan, and a resolution to amend the Restricted Share Plan to increase the number of Common Shares reserved for issuance under such plan and amend the amendment provisions of such plan.  See “Business of the Meeting – Amendment to Share Incentive Plan” and “- Amendment to Restricted Share Plan”, respectively.

Performance Graph

The following performance graph shows the cumulative return over the five-year period ended December 31, 2007 for Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Gold Index.

The graph and the table below show what a $100 investment made at the end of 2002 in Common Shares, the S&P/TSX Composite Index or the S&P/TSX Gold Index would be worth every year and at the end of the five-year period following the initial investment.

	2002	2003	2004	2005	2006	2007
KINROSS GOLD CORP	100	88.89	72.78	92.51	119.04	157.62
S&P/TSX COMPOSITE INDEX	100	126.68	145.08	180.26	211.38	232.18
S&P/TSX GOLD INDEX	100	116.60	107.41	129.95	166.37	175.91

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the Company, as at March 26, 2008 there was no outstanding indebtedness to the Company or its subsidiaries incurred by Directors, executive officers or employees, or former directors, executive officers or employees of the Company and its subsidiaries in connection with the purchase of securities of the Company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Company or its subsidiaries. In addition, the Company does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Interest of Informed Persons in Material Transactions

Since January 1, 2007, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the Company’s affairs and in light of the opportunities or risks that the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices.  Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005 (the “Corporate Governance Guidelines”), as well as by the Securities and Exchange Commission (SEC) and the

NYSE giving effect to the provisions of the Sarbanes-Oxley Act of 2002 (United States).  The Board will continue to review and revise the Company’s governance practices in response to changing governance expectations, regulations and best practices.

The Company’s corporate governance practices have been designed to be in line with applicable Canadian Corporate Governance Guidelines. In addition, Kinross is fully compliant with Multilateral Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators.  Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are substantially compliant with NYSE Standards. Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.kinross.com.

The Board has established a Corporate Governance Committee that is responsible for reviewing corporate governance guidelines and recommending to the Board amendments to the guidelines where appropriate.

The Board of Directors

There are currently eleven members of the Board, of whom ten are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent Directors hold regularly scheduled meetings (at least once every quarter).  Mr. Burt is not independent as he is an officer of the Company.

The Board has appointed a Chair, Mr. John Oliver.  The Chair of the Board (also referred to as the Independent Chair) is an independent Director who has been designated by the full Board to assume the leadership of the Board and to enhance and protect, with the Corporate Governance Committee and the other Committees of the Board, the independence of the Board.  The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the Board.  These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent Committee of the Board and include responsibilities such as:

•                  chairing all meetings of Directors;

•                  providing leadership to the Board to enhance the Board’s effectiveness;

•                  managing the Board;

•                  acting as a liaison between the Board and management; and

•                  representing the Company to certain external groups.

A copy of the position description of the Independent Chair is available upon request to the Corporate Secretary of the Company.

The Directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2007, the independent Directors held a meeting without members of management being present prior to each regularly scheduled meeting of Directors, for a total of five meetings.

The attendance record of each Director and committee member at meetings held during the last year is set out in the table appearing under “Nominees for Election as Directors”.

The names of other reporting issuers for whom certain Kinross Directors also serve as directors are set out in the table appearing under “Nominees for Election as Directors”.

Board Charter and Report on Board Activities

The Board mandate has been formalized in a written charter.  The Board discharges its responsibilities directly and through Committees of the Board, currently consisting of the Audit Committee, Corporate Governance Committee, Environmental, Health & Safety Committee, Human Resources, Compensation and Nominating Committee, Risk Committee and Special Committee.

The Charter of the Board sets out specific responsibilities, some of which include:

•                  appointing the Independent Chair who is responsible for the leadership of the Board and for specific functions to ensure the independence of the Board;

•                  the adoption of a strategic planning process, approval of strategic plans and monitoring performance against such plans;

•                  the review and approval of corporate objectives and goals applicable to senior management of the Company;

•                  defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time; and

•                  obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Additional functions of the Board are included in its Charter or have been delegated to its Committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule “A” to this Circular.

In carrying out its mandate, the Board met twelve (12) times in 2007. At such meetings and pursuant to written resolutions, the Board fulfilled its responsibilities by doing the following, among other things:

•                  reviewed and approved financial statements;

•                  obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities;

•                  adopted a strategic plan proposed by management;

•                  approved the 2007 budget;

•                  received reports from the Chair of the Environmental, Health & Safety Committee regarding environmental, health and safety matters;

•                  received reports from the Chair of the Audit Committee regarding financial, audit and internal control matters;

•                  received reports from the Chair of the Risk Committee regarding the implementation and operationalization of the risk management framework;

•                  considered possible strategic initiatives for the Company; and

•                  reviewed recommendations of the Corporate Governance Committee and made certain changes to Board practices.

Position Descriptions

The Independent Chair of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the charters of the Committees. In general, Committee Chairs fulfill their responsibilities by doing the following, among other things:

•                  review and approve the agenda for each Committee meeting;

•                  preside over Committee meetings;

•                  obtain reports from management regarding matters relevant to their mandate; and

•                  report to the full Board and make recommendations to the Board regarding matters in their Committee’s areas of responsibility.

The Board and the CEO engage in an ongoing dialogue regarding the Board’s ongoing expectations for the CEO’s responsibilities, which include:

•                  assume the leadership of management and the day to day leadership of the Company;

•                  develop and recommend Kinross’ strategic plans;

•                  implement Kinross’ business and operational plans;

•                  report regularly to the Board on the overall progress of Kinross against its financial and operational objectives;

•                  ensure that Kinross’ strategic business is carried out efficiently and with integrity; and

•                  communicate and liaise with investors, other stakeholders and public markets.

New Director Orientation and Continuing Education

The HRCNC, in conjunction with the Independent Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new Directors are provided with an orientation and education program which includes written information about the duties and obligations of Directors (including Board and Committee Charters, Company policies and other materials), the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other Directors.

The Board recognizes the importance of ongoing Director education and the need for each Director to take personal responsibility for this process.  To facilitate ongoing education of the Directors, the HRCNC, the Independent Chair or the Chief Executive Officer will, as may be necessary from time to time:

•                  request that Directors determine their training and education needs and interests;

•                  arrange ongoing visitation by Directors to the Company’s facilities and operations;

•                  arrange the funding for the attendance of Directors at seminars or conferences of interest and relevance to their position as a Director of the Company; and

•                  encourage and facilitate presentations by members of management and outside experts to the Board or Committees on matters of particular importance or emerging significance.

Each of the current Directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. The Company will cover 100% of the cost to attend and complete selected programs.  See also “Nominees for Election as Directors – Director Education”.

Mandatory Retirement Age

Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for Directors first appointed after that date. Pursuant to the business combination arrangements between Bema and Kinross, Mr. McFarland was selected as Bema’s nominee to the Kinross Board of Directors. Under these circumstances, the Board waived its mandatory age retirement requirement for Mr. McFarland.

Code of Business Conduct and Ethics

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers and employees. The Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring that all Directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s local minesite managers and/or, in accordance with the Code and the Company’s Whistleblower Policy, to the Senior Vice President, Human Resources or the Chair of the Corporate Governance Committee, or the Chief Legal Officer or Vice President, Legal. A copy of the Code may be accessed on the Company’s website at www.kinross.com or SEDAR at www.sedar.com.

The Board takes steps to ensure that Directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a Director, officer or employee of the Company has a material interest, which include ensuring that Directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a Director declares an interest in any material contract or transaction being considered at a meeting of Directors, the Director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages adherence to an overall culture of ethical business conduct by:

•                  promoting compliance with applicable laws, rules and regulations;

•                  providing guidance to Directors, officers and employees to help them recognize and deal with ethical issues;

•                  promoting a culture of open communication, honesty and accountability; and

•                  ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination and Method of Voting for Directors

The HRCNC, which is composed entirely of independent Directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The mandate of the HRCNC has been formalized in a written charter. Among the duties under its mandate, the HRCNC:

•                  reviews the composition of the Board to ensure that an appropriate number of independent Directors sit on the Board;

•                  analyzes the needs of the Board when vacancies arise;

•                  ensures that an appropriate selection process for new Board nominees is in place; and

•                  makes recommendations to the Board for the election of nominees to the Board.

In assessing the compensation of the Board, the HRCNC takes into account the following considerations:

•                  the independence of each Director;

•                  the competencies and skills that the Board, as a whole, should possess; and

•                  the current strengths, skills and experience represented by each Director, as well as each Director’s personality and other qualities as they affect Board dynamics.

In carrying out its mandate, the HRCNC met eight (8) times in 2007.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Nominees to the Board proposed for election at the Meeting will be elected by individual voting on each nominee to the Board.

Majority Voting for Directors

Consistent with good corporate governance practices, the Board, on the recommendation of the HRCNC, adopted a majority voting policy for the election of Directors at the Meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the HRCNC. The HRCNC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation.  The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the HRCNC or the Board regarding the resignation.

Director Compensation

Details respecting Director compensation and Director share ownership guidelines are set out under “Compensation of Directors” and “Directors’ Share Ownership”.

Board Committees

Audit Committee

The Audit Committee is composed of three independent Directors who are financially literate (as such term is defined in Multilateral Instrument 52-110) and at least one member, Mr. Brough, is an audit committee financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible for overseeing:

•                  the integrity of Kinross’ financial statements;

•                  the independent auditors’ qualifications and independence; and

•                  the performance of the internal audit functions.

The Committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters.

In carrying out its mandate, the Audit Committee met five (5) times in 2007.  The Committee fulfilled its mandate by doing the following, among other things:

•                  reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases;

•                  obtained treasury reports on cash flows, gold sales and borrowing matters;

•                  met with the internal audit function;

•                  met with the external auditors with and without management being present;

•                  met with management separately;

•                  approved audit engagements;

•                  obtained reports from the external auditors regarding internal controls. and

•                  Reported to the full board on financial, audit and internal control matters.

Additional information regarding the Company’s Audit Committee is contained in the Company’s annual information form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached to the AIF as Schedule “A”.  The AIF is filed on SEDAR at www.sedar.com.  A copy of the Charter is also available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Governance Committee

The Corporate Governance Committee of the Company is composed entirely of independent Directors. The mandate of the Corporate Governance Committee has been formalized in its written charter.  Generally, its mandate is to assume the responsibility for developing the Company’s approach to matters of corporate governance, including:

•                  assisting the Independent Chair in carrying out his responsibilities;

•                  annually reviewing the Board and Committee Charters;

•                  recommending procedures to permit the Board to meet on a regular basis without management;

•                  adopting procedures to ensure that the Board can conduct its work effectively and efficiently;

•                  receiving periodic reports on compliance of core policies; and

•                  reporting to the full board on corporate governance matters.

In carrying out its mandate, the Corporate Governance Committee met three (3) times in 2007. The Committee fulfilled its responsibilities by doing the following, among other things:

•                  reviewed the completed Board self-evaluation forms, individual Director evaluation forms and the evaluation forms of the Independent Chair and the Chief Executive Officer;

•                  provided feedback to the full Board regarding the above evaluations;

•                  assessed the Company’s directors and officers liability insurance needs; and

•                  reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices.

A copy of the Corporate Governance Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Environmental, Health & Safety Committee

The Company has an Environmental, Health & Safety Committee comprised entirely of independent Directors. The mandate of the Environmental, Health & Safety Committee has been formalized in its written charter. Generally, the mandate of the Environmental, Health & Safety Committee is to oversee the development and implementation of policies and best practices of the Company relating to environmental, health and safety issues with a view to complying with applicable laws and protecting the safety of its employees. This includes assisting the Senior Vice President, Environmental, Health & Safety and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management with implementing and maintaining appropriate health and safety programs and obtaining periodic reports on such programs.

In carrying out its mandate, the Environmental, Health & Safety Committee met four (4) times during 2007.  The Committee fulfilled its mandate by doing the following, among other things:

•                  obtained periodic reports from management on health and safety matters and environmental compliance reports;

•                  received regular updates on reclamation matters;

•                  received periodic updates on environmental permitting activities;

•                  provided feedback to management regarding the above matters;

•                  reported to the full Board on environmental and health and safety matters concerning the Company’s operations; and

•                  revised its Charter.

A copy of the Environmental, Health & Safety Committee Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC), which is composed entirely of independent Directors, is responsible for making recommendations to the Board on all matters relating to the compensation of the officers, directors and employees of the Company. For the purpose of its mandate, the HRCNC reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals.  In addition, the HRCNC is responsible for identifying and proposing new qualified nominees to the full Board and for assessing directors on an on-going basis and to review and make recommendations to the Board as to all such matters. The mandate of the HRCNC has been formalized in a written charter.

In 2007, the HRCNC engaged Mercer Human Resource Consulting to provide support to the HRCNC in determining compensation for the Company’s officers and Directors during the most recently completed financial year. Determinations made by the HRCNC reflect factors and considerations other than the information provided by Mercer.

In carrying out its mandate, the HRCNC met eight (8) times in 2007. For more details regarding the responsibilities of the HRCNC and its activities, see the “Report of the Human Resources, Compensation and Nominating Committee on Executive Compensation”.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Risk Committee

The Board formed the Risk Committee in 2006.  The Committee is comprised entirely of independent Directors.  Its mandate has been formalized in a written charter.  Generally, its mandate is to review the principal risks affecting Kinross’ business and to assess the steps and processes put into place by management for identifying and minimizing such risks.

In carrying out its mandate, the Risk Committee met four (4) times in 2007.  The Risk Committee reviewed reports from Kinross’ Vice President, Commercial Development regarding Kinross’ risk management activities, including with respect to the implementation and operationalization of an enterprise risk management framework.  A copy of the Charter of the Risk Committee is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Board Assessments

The current practice of the Board is for the Independent Chair of the Board, with the assistance of the Corporate Governance Committee, to make ongoing, formal and informal assessments of the performance of the Board, Committees and individual Directors.  The Board has a formal Board evaluation process which consists of evaluation forms for the Board, as a whole and for individual Directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made.  The evaluation of individual Directors is aimed at ensuring that each Board member brings an adequate contribution to the Board as a whole in light of its overall needs.  Such evaluations are used by the Independent Chair and the Corporate Governance Committee to recommend changes to Board composition or Board structure, as may be required from time to time.

The Board has adopted performance schedules for the Board and each of its Committees.  These performance schedules have been developed by the Corporate Governance Committee as a tool to ensure: (i) the adequate scheduling of meetings for the purpose of fulfilling all duties of Board and the Committees as set out in their Charters; (ii) the fulfillment of the Board and Committee duties; and (iii) the evaluation of the fulfillment of such duties in light of the Board and Committee Charters.

Feedback to the Board of Directors

Our shareholders may communicate comments directly to the Board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 40 King Street West, Suite 5200, Toronto, Ontario, M5H 3Y2.  All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext.2002).

Interest of Certain Persons in Matters to be Acted Upon

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2006, (b) proposed nominee for election as a Director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described in this Circular, the Company’s management’s discussion and analysis, the notes to the Company’s financial statements, and the Company’s Annual Information Form, since December 31, 2006, no informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

ADDITIONAL MATTERS

Directors and Officers’ Insurance

The Company has a policy of insurance for its Directors and officers and those of its subsidiaries. The limit of liability applicable to all insured Directors and officers under the current policies, which will expire on February 15, 2009, is $100 million in the aggregate, inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the Directors and officers in excess of a deductible of $5 million for each loss for securities claims and $1 million for each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2008 is $1,359,500, for 2007 was $1,140,133 and for 2006 was $1,068,940, no part of which is or was payable by the Directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the Ontario Business Corporations Act, as amended from time to time (“OBCA”).

Submission Date for 2008 Shareholder Proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders is May 5, 2008.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com.  Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2007 which accompany this Circular and can also be found on SEDAR at www.sedar.com.  Shareholders may also contact the Vice President, Investor Relations of the Company by phone at (416) 365-2744 or by e-mail at erwyn.naidoo@kinross.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Shelley M. Riley”
Shelley M. Riley
Toronto, Ontario	Vice President, Administration and
March 26, 2008	Corporate Secretary

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

I.                                       Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of Kinross and to act in the best interests of Kinross.  The Board of Directors will discharge its responsibilities directly and through its committees (“Committees”), currently consisting of an Audit Committee, Human Resources, Compensation and Nominating Committee, Environmental, Health and Safety Committee, Risk Committee and Corporate Governance Committee.  The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross.  Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross.  The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.            Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of New York Stock Exchange, which are reproduced in Schedule “I” attached hereto.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Board of Directors shall ensure that such schedule gets updated accordingly when required.

III.                               Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                              Appointing an “Independent Chair” who will be responsible for the leadership of the Board of Directors and for specific functions to ensure the independence of the Board of Directors.

•                              The assignment to Committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues and nomination of Board members; (ii) financial reporting and internal controls; (iii) environmental compliance; (iv) health and safety compliance; (v) risk management; and (vi) issues relating to compensation of officers and employees.

•                              Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, to ensure that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations.  The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•                              With the assistance of the Human Resources, Compensation and Nominating Committee:

•      Reviewing the composition of the Board to ensure that an appropriate number of independent directors sit on the Board of Directors.

•      Ensuring that an appropriate selection process for new nominees to the Board of Directors is in place.

•     Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place.

•     Establishing minimum shareholding requirements for directors and disclosing such shareholdings.

A1

•                              With the assistance of the Corporate Governance Committee:

•      Developing Kinross’ approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to Kinross.

•      The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•                              With the assistance of the Audit Committee:

•     Ensuring the integrity of Kinross’ internal control and management information systems.  Ensuring compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

•     Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•     Ensuring the independence of the auditors.

•     Identification of the principal financial and controls risks facing Kinross and ensuring that appropriate systems are in place to manage these risks.

•     Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

•                              With the assistance of the Risk Committee, the identification of the principal business (including political risks) facing Kinross and ensure an appropriate process is in place to manage such risks.

•                              With the assistance of the Human Resources, Compensation and Nominating Committee, the approval of the compensation of the senior management team.

•                              With the assistance of the Environmental, Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to environmental issues in order to ensure compliance with environmental laws.

•                              With the assistance of the Environmental, Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to health and safety issues in order to ensure compliance with health and safety laws.

•                              With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ various stakeholders.

•                              Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.

•                              The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Risk Committee and monitoring performance against plan.

•                              The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•                              Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•                              Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanism that management has in place.

A2

•                              Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

•                              Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.          Miscellaneous

1.             The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.             The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3.             The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feed back received.

Schedule “I”

I.             Independence Requirements of Multilateral Policy 58-201

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:

(a)                                  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)                                 an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)                                  an individual who:

(i)                                    is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                 is an employee of that firm; or

(iii)                              was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)                                 an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)                                    is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                 is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)                              was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)                                  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)                                    an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred

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compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

II.            Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a)                                  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)                                 A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)                                  A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)                                 A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

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Any questions and requests for assistance may be directed to:

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